This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)

Registration No. 333-107083

SUBJECT TO COMPLETION, DATED OCTOBER 24, 2003

PROSPECTUS SUPPLEMENT

(To Prospectus Dated September 30, 2003)

3,000,000 Depositary Shares

Each Representing  1/100th of a Share of

        % Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 Per Share)

We are offering 3,000,000 depositary shares, each representing a 1/100th fractional interest in a share of         % Series A Cumulative Redeemable Preferred Stock. 30,000 shares of Series A preferred stock underlying the depositary shares will be deposited with Continental Stock Transfer & Trust Company, as depositary. We will receive all of the net proceeds from the sale of the depositary shares.

We will pay cumulative distributions on the Series A preferred stock underlying the depositary shares, from the date of original issuance, in the amount of $         per depositary share each year, which is equivalent to         % of the $25.00 liquidation preference per depositary share. Dividends will be payable quarterly in arrears, beginning on January 15, 2004. We may not redeem the Series A preferred stock underlying the depositary shares before November     , 2008, except in order to preserve our status as a real estate investment trust. On and after November     , 2008, we may, at our option, redeem the Series A preferred shares, in whole or in part, by paying $2,500.00 per share equivalent to ($25.00 per depository share), plus any accumulated, accrued and unpaid dividends. The Series A preferred stock has no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any of our other securities. Investors in the depositary shares will generally have no voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters (whether or not declared or consecutive) and in certain other events.

We will apply to list the depositary shares on the New York Stock Exchange under the symbol “BFS PrA.” If the application is approved, we expect trading on the NYSE will commence within 30 days after the initial delivery of the depositary shares to the underwriters.

Investing in our depositary shares involves risks. See “Risk Factors” beginning on Page 2 of the accompanying prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to 450,000 additional depositary shares from us within 30 days following the date of delivery of the depositary shares to cover over-allotments, if any.

The underwriters expect the depositary shares offered hereby will be ready for delivery in book-entry form through The Depository Trust Company on or about November     , 2003.

FRIEDMAN BILLINGS RAMSEY	Ferris, Baker Watts
Incorporated

The date of this prospectus supplement is                         , 2003.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. We and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement or the date of incorporation by reference.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the depositary shares and the specific terms of the Series A preferred stock underlying the depositary shares and certain other matters relating to us. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the depositary shares we are offering and the Series A preferred stock underlying the depositary shares.

References to “we,” “us” or “our” refer to Saul Centers, Inc. and Saul Holdings Limited Partnership, which we refer to as the “Partnership,” and their respective direct or indirect owned subsidiaries, unless the context otherwise requires. We conduct our business and operations through the Partnership and/or directly or indirectly owned subsidiaries. The term “you” refers to a prospective investor. We are the sole general partner of the Partnership and, as of June 30, 2003, owned approximately 75.1% of the units of partnership interest in the Partnership. In addition, B. Francis Saul II, our Chairman and Chief Executive Officer, family members of Mr. Saul, entities controlled by Mr. Saul and other affiliates of Mr. Saul, whom we collectively refer to as “The Saul Organization,” hold the remaining units of partnership interest in the Partnership.

In this prospectus supplement, the term “base rent” payable under any lease refers to the minimum rent under the lease calculated in accordance with generally accepted accounting principles, which we refer to as GAAP, and excluding expenses payable by or reimbursable from the tenant under the lease.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Also, documents that we “incorporate by reference” into this prospectus supplement, including documents that we subsequently file with the SEC, will contain forward-looking statements. When we refer to forward-looking statements or information, sometimes we use words such as “may,” “will,” “could,” “should,” “plans,” “intends,” “expects,” “believes,” “estimates,” “anticipates” and “continues” and other similar words. These forward-looking statements are subject to certain known and unknown risks and uncertainties, not all of which can be predicted or anticipated. We have included important factors under the section captioned “Risk Factors” beginning on Page 2 of the accompanying prospectus that could cause actual results, performance or achievements to differ materially from the forward-looking statements.

You should be aware that there may be other factors that could cause actual results, performance or achievements to differ materially from the forward-looking statements.

Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements. We also make no promise to update any of the forward-looking statements, or to publicly release the results if we revise any of them. You should carefully review the risks and the risk factors described in the section captioned “Risk Factors” beginning on Page 2 of the accompanying prospectus, as well as the other information in this prospectus supplement and the accompanying prospectus, before buying our depositary shares.

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SUMMARY

This summary may not contain all of the information that is important to you. You should carefully read the entire prospectus supplement and the accompanying prospectus, especially the “Risk Factors” section on Page 2 of the accompanying prospectus and the “Where You Can Find More Information” section on Page S-25 of this prospectus supplement, as well as the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus, before making an investment decision. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that the underwriters’ over-allotment option is not exercised.

The Company

General.    We are a self-administered and self-managed real estate company operating as a real estate investment trust, or a REIT, for federal income tax purposes. Our primary business activity is the ownership, management and development of income-producing properties. Our long-term objectives are to increase cash flow from operations and to maximize capital appreciation of our real estate. We conduct our business through the Partnership and/or directly or indirectly owned subsidiaries.

As of June 30, 2003, our properties consisted of 29 community and neighborhood shopping center properties, five predominantly office operating properties and three development and/or redevelopment properties.

Our principal executive offices are located at 7501 Wisconsin Avenue, Suite 1500, Bethesda, Maryland 20814 and our telephone number is (301) 986-6200. Our website address is www.saulcenters.com. The information contained in our website is not a part of this prospectus supplement or the accompanying prospectus. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to the foregoing as soon as reasonably practicable after electronically filed with or furnished to the SEC.

Operating Strategy.    We intend to achieve our long-term objectives of increasing cash flow from operations and maximizing capital appreciation of our real estate by adhering to our property acquisition, development, management and capital strategies, all of which emphasize long-term real estate value enhancement.

Since our initial public offering in August 1993, we have grown our cash flows primarily through selective repositioning and redevelopment projects within our existing portfolio. A key goal at the time of the IPO was to increase cash flows and value on existing properties through redevelopment and re-tenanting.

Since early 2002, with many of our existing properties having been renovated or redeveloped, we have increased our focus on acquiring land sites for development and acquiring stabilized properties in locations characterized by favorable demographic trends.

In the future, we plan on continuing our expansion, redevelopment and repositioning activities within our current portfolio and undertaking prudent development and acquisition activities both in our core Baltimore and Washington, DC markets as well as other locations characterized by favorable demographic trends.

Our key operating strategies are highlighted below:

•	Own prime real estate – We seek to own and operate community and neighborhood shopping centers in densely populated areas which we believe exhibit favorable demographic trends including high median/average household incomes and population growth.

•	Minimize portfolio rollover risk – Our leases are generally long-term in nature, which we believe mitigates the risks associated with lease rollovers. In our shopping center portfolio, average annual lease expirations through 2011 are 7.2%, with no one year exceeding 13% of our leasable area over that period. In our office portfolio, average annual lease expirations through 2011 are 9.2%, with no one year exceeding 15% of our leasable area over that period. We actively manage our lease portfolio and commence re-tenanting activities in advance of lease expirations.

•	Maintain a diverse tenant base – As of June 30, 2003, only three tenants accounted for over 2% of our total annualized base rent, with our two largest tenants, Giant Food and the U.S. Government, representing 5.4% and 4.7%, respectively, of our total annualized base rent. We believe that our relationships with our key tenants are stable.

•	Maintain a prudent capital structure – Given our strategy of long-term real estate ownership and consequent highly depreciated book values of our assets, we believe that our coverage ratios are an appropriate leverage measure. We intend, over the long-term, to maintain a ratio of total debt to total fair market value of assets of less than 50%. While our financial leverage may fluctuate in conjunction with acquisition or development activities, we currently intend to maintain our leverage near present levels. We seek to minimize our exposure to variable rate debt and to utilize long-term debt financing consistent with our long-term ownership strategy. As of June 30, 2003, our variable rate debt as a percentage of total debt was 12.3%, and the average maturity of our debt was 8.5 years.

Management.    Our executive officers have been with us or our predecessor companies for an average of 20 years and combined have over 123 years of experience with us or our predecessor companies.

Recent Developments

Recent Acquisition.    On July 28, 2003, we acquired Old Forte Village, an approximately 161,000 square foot shopping center property located on 16 acres in Fort Washington, Maryland. The anchor tenant of the property is a recently constructed, approximately 58,000 square foot Safeway supermarket, which opened in March 2003. The balance of the property consists of approximately 48,000 square feet of in-line shop space, constructed primarily in the early 1980’s, 16,000 square feet of pad site buildings and the currently vacant 39,000 square foot space previously occupied by the Safeway supermarket before moving. As of September 30, 2003, the property was 66% leased. We plan to redevelop a portion of the property where the Safeway supermarket had been previously operating. The redevelopment is anticipated to cost approximately $5.0 million, which will be funded with the net proceeds of this offering. We have submitted preliminary plans for county review and approval and are in the process of completing construction drawings and specifications.

Proposed Acquisitions.    On August 1, 2003, we entered into an agreement with an unaffiliated third party to purchase approximately 13 acres of undeveloped land in Frederick, Maryland, which we expect to develop into an approximately 100,000 square foot shopping center property. Pursuant to an executed lease, the property will be anchored by an approximately 57,000 square foot Giant Food supermarket. The purchase price for the land is $9.3 million, and we anticipate construction and development costs to be approximately $12.0 million. The purchase price and construction costs will be funded with the net proceeds of this offering. We expect construction to commence in the fourth quarter of 2003 with completion anticipated for the fourth quarter of 2004. As of September 30, 2003, the property was 61% pre-leased. The pending acquisition, which we expect to close during the fourth quarter of 2003, is subject to the receipt of certain governmental permits.

On October 3, 2003, we entered into a non-binding agreement with an unaffiliated third party to purchase an approximately 130,000 square foot grocery-anchored shopping center located in northern Virginia. The purchase price is expected to be approximately $29.8 million and will be funded with the net proceeds of this offering. As of September 30, 2003, the property was 93% leased. The acquisition agreement provides us with a 45-day due diligence period, during which we may terminate the agreement at any time. The 45-day period expires on November 17, 2003. Assuming that we do not exercise our right to terminate the agreement prior to November 17, 2003, we expect that the pending acquisition will close early in the first quarter of 2004, subject to the performance of customary closing conditions.

Recent Financing.    On August 5, 2003, we closed an $8.0 million fixed-rate mortgage loan. The loan accrues interest at 5.51% and matures in December 2011. The loan is collateralized by our Ashburn Village shopping center property and requires equal monthly principal and interest payments of $48,175 based upon a 25-year amortization schedule and a balloon payment of $6,465,000 at loan maturity. Net proceeds from the loan were used to repay outstanding amounts under our unsecured revolving credit facility.

THE OFFERING

For a more complete description of the rights, preferences and other terms of the Series A preferred stock underlying the depositary shares specified in the following summary, please see the information under the captions “Description of Series A Preferred Stock and Depositary Shares” beginning on Page S-17 of this prospectus supplement and “Description of Preferred Stock” and “Description of Depositary Shares” beginning on Pages 15 and 18, respectively, of the accompanying prospectus.

Issuer	Saul Centers, Inc.

Securities Offered	3,000,000 depositary shares, each representing a 1/100th fractional interest in a share of % Series A Cumulative Redeemable Preferred Stock.

Dividend Rate and Payment Dates

Dividends on the offered shares are cumulative from the date of their original issue and are payable quarterly in arrears on the fifteenth day of January, April, July and October of each year, or, if not a business day, the next succeeding business day, when and as declared, beginning on January 15, 2004. We will pay cumulative dividends on the Series A preferred stock underlying the depositary shares at the fixed rate of $             per depositary share each year, which is equivalent to         % of the $25.00 liquidation preference per depositary share. The first dividend we will pay on January 15, 2004 will be for less than a full quarter and will cover the period from the first date we issue and sell the depositary shares through January 14, 2004. Dividends on the Series A preferred stock underlying the depositary shares will continue to accumulate even if any of our agreements prohibit the current payment of dividends, we do not have earnings or funds legally available to pay the dividends or our board of directors does not declare the payment of the dividends. See “Description of Series A Preferred Stock and Depositary Shares—Dividends” on Page S-18 of this prospectus supplement.

Liquidation Preference

The liquidation preference of each share of Series A preferred stock is $2,500.00 ($25.00 per depositary share). Upon liquidation, Series A preferred stockholders will be entitled to receive the liquidation preference with respect to their shares of Series A preferred stock plus an amount equal to accumulated but unpaid dividends with respect to such shares. See “Description of Series A Preferred Stock and Depositary Shares—Liquidation Preference” on Page S-19 of this prospectus supplement.

Optional Redemption

The Series A preferred stock underlying the depositary shares is not redeemable prior to November     , 2008, except in limited circumstances relating to the preservation of our qualification as a REIT. On and after November    , 2008, the Series A preferred stock will be redeemable at our option for cash, in whole or, from time to time, in part, at a price per share equal to $2,500.00 per share (or $25.00 per depositary share), plus all accumulated, accrued and unpaid dividends on each share of Series A preferred stock, if any, to the redemption date.

Maturity

The Series A preferred stock underlying the depositary shares do not have any maturity date. Accordingly, the Series A preferred stock will remain outstanding indefinitely unless we decide to redeem them.

Restriction on Ownership

Ownership by a single holder of more than 5% or, in the case of The Saul Organization, of more than 29.9%, in value of our issued and outstanding equity securities (which include the depositary shares) is restricted in an effort to ensure that we remain a qualified REIT for U.S. federal income tax purposes. See “Provisions of Maryland Law and Our Articles of Incorporation and Bylaws—Restrictions on Ownership and Transfer” beginning on Page 20 of the accompanying prospectus.

Ranking

The Series A preferred stock underlying the depositary shares will rank, as to dividend rights and rights upon our liquidation, dissolution or winding up, senior to shares of our common stock and on a parity with any equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank on a parity with the Series A preferred stock.

Voting Rights

Holders of the depositary shares representing interests in the Series A preferred stock will generally have no voting rights. However, if dividends on any outstanding shares of Series A preferred stock have not been paid for six or more quarterly periods (whether or not declared or consecutive), holders of depositary shares representing interests in the Series A preferred stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) as a separate class, will be entitled to elect two additional directors to our board of directors to serve until all unpaid dividends have been fully paid or declared and set apart for payment. In addition, certain material and adverse changes to the terms of the Series A preferred stock cannot be made without the affirmative vote of holders of at least 66 2/3% of the outstanding shares of Series A preferred stock, voting as a separate class. See “Description of Series A Preferred Stock and Depositary Shares—Voting Rights” beginning on Page S-20 of this prospectus supplement.

In any matter in which the Series A preferred stock may vote, each depositary share will be entitled to 1/100th of a vote.

Listing

We will apply to list the depositary shares on the New York Stock Exchange under the symbol “BFS PrA.” If the application is approved, we expect trading on the New York Stock Exchange will commence within 30 days after the initial delivery of the depositary shares to the underwriters. The Series A preferred stock is not listed and we do not expect that there will be any other trading market for the Series A preferred stock.

Form	The depositary shares will be issued and maintained in book-entry form registered in the name of the nominee of The Depositary Trust Company except under limited circumstances.

Use of Proceeds

We intend to contribute the net proceeds from this offering to the Partnership in exchange for a preferred interest in the Partnership. The terms of the preferred interest in the Partnership will be substantially equivalent to the terms of the Series A preferred stock. The Partnership intends to use $5.0 million of the amounts received from us to complete the redevelopment described under “—Recent Developments—Recent Acquisition” above and $51.1 million of the amounts received from us to purchase the properties and complete the related redevelopments described under “—Recent Developments—Proposed Acquisitions” above. The remaining $16.2 million will be used to reduce amounts outstanding under our unsecured revolving credit facility. In the event that we do not acquire the properties or complete the related redevelopments described under “—Recent Developments—Proposed Acquisitions,” we intend to use all of the net proceeds to repay amounts outstanding under our revolving credit facility, to fund other property acquisitions or redevelopments and for general corporate purposes.

Risk Factors

See “Risk Factors” beginning on Page 2 of the accompanying prospectus and other information contained herein for a discussion of factors you should carefully consider before deciding to invest in our depositary shares.

SELECTED FINANCIAL INFORMATION

The following information is unaudited and was derived from our consolidated financial statements. The information is only a summary and does not provide all of the information contained in our consolidated financial statements, including the related notes, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Quantitative and Qualitative Disclosures about Market Risk, which are included in our Annual Report on Form 10-K for the year ended December 31, 2002, as amended. Information as of or for the six months ended June 30, 2003 does not purport to be indicative of our financial condition or results of operations to be expected as of or for the year ending December 31, 2003.

(Dollars in thousands, except per share data)	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Operating Data:
Total revenue	$47,096	$45,984	$93,963	$86,308	$79,029	$73,791	$70,583
Operating expenses
Interest expense	12,960	12,422	25,113	24,920	23,843	22,568	22,627
Other	21,581	20,137	42,640	36,005	33,072	30,556	30,766

Operating income	12,555	13,425	26,210	25,383	22,114	20,667	17,190
Non-operating income (loss)
Gain on sale of property	—	1,426	1,426	—	—	553	—
Change in accounting method	—	—	—	—	—	—	(771)

Income before extraordinary item and minority interests	12,555	14,851	27,636	25,383	22,114	21,220	16,419
Extraordinary item: Early extinguishment of debt	—	—	—	—	—	—	(50)
Income before minority interests	12,555	14,851	27,636	25,383	22,114	21,220	16,369
Minority interests	(4,040)	(4,034)	(8,070)	(8,069)	(8,069)	(7,923)	(7,240)

Net income	8,515	10,817	19,566	17,314	14,045	13,297	9,129
Minority interests	4,040	4,034	8,070	8,069	8,069	7,923	7,240
Depreciation and amortization of real property	8,327	8,304	17,821	14,758	13,534	12,163	12,578
Gain on sale of property	—	(1,426)	(1,426)	—	—	(553)	—
Change in accounting method	—	—	—	—	—	—	771

Funds from operations (1)	$20,882	$21,729	$44,031	$40,141	$35,648	$32,830	$29,718

Per Share Data (diluted):
Net income before extraordinary item and minority interests	$0.61	$0.75	$1.38	$1.31	$1.18	$1.17	$0.95

Net income	$0.55	$0.73	$1.31	$1.22	$1.03	$1.01	$0.72

Basic and diluted shares outstanding
Weighted average common shares – basic	15,432	14,719	14,865	14,210	13,623	13,100	12,644
Effect of dilutive options	10	20	22	—	—	—	—

Weighted average common shares – diluted	15,442	14,739	14,887	14,210	13,623	13,100	12,644
Weighted average convertible limited partnership units	5,180	5,172	5,172	5,172	5,172	5,048	4,589

Weighted average common shares and fully converted limited partnership units – diluted	20,622	19,911	20,059	19,383	18,796	18,148	17,233

Dividends Paid:
Cash dividends to common stockholders (2)	$11,954	$11,405	$23,030	$21,998	$21,117	$20,308	$19,731

Cash dividends per share	$0.78	$0.78	$1.56	$1.56	$1.56	$1.56	$1.56

(Continued on next page)

(Dollars in thousands, except per share data)	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Balance Sheet Data:
Real estate investments (net of accumulated depreciation)	$359,012	$333,883	$353,628	$317,881	$308,829	$277,311	$250,657
Total assets	394,917	363,488	388,687	346,403	334,450	299,665	271,034
Total debt, including accrued interest	381,913	364,823	382,619	353,554	344,686	311,114	291,576
Total stockholders’ equity (deficit)	(8,106)	(18,489)	(13,267)	(24,123)	(31,155)	(31,859)	(37,284)

Other Data:
Cash flow provided by (used in) :
Operating activities	$20,275	$20,423	$37,499	$31,834	$32,781	$31,645	$29,686
Investing activities	(12,415)	(23,189)	(49,105)	(21,800)	(43,426)	(36,920)	(14,776)
Financing activities	(8,524)	1,943	11,110	(10,001)	11,460	3,837	(13,203)

(1)	Funds from operations, commonly referred to as FFO, is a widely accepted non-GAAP financial measure of operating performance for REITs. FFO is presented by us as defined by the National Association of Real Estate Investment Trusts, commonly referred to as NAREIT, as net income (computed in accordance with GAAP), plus minority interest, extraordinary items and depreciation and amortization, excluding gains or losses from property sales. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flows as a measure of liquidity. We consider FFO a meaningful supplemental measure of operating performance because it primarily excludes the assumption that the value of real estate diminishes predictably over time and because industry analysts have accepted it as a performance measure. Our presentation of FFO using the NAREIT definition may not be comparable to similarly titled measures employed by other REITs. Because FFO is a non-GAAP financial measure, our presentation of FFO for all periods is reconciled to its most directly comparable GAAP measure, net income.
(2)	Of the amounts presented, $6,629, $6,120, $12,386, $11,976, $7,984, $7,162 and $6,634 were reinvested by shareholders in newly issued common stock by operation of our dividend reinvestment plan for the six months ended June 30, 2003 and 2002 and for the years ended 2002, 2001, 2000, 1999 and 1998, respectively.

PROPERTIES

Overview

As of June 30, 2003, we were the owner and operator of a real estate portfolio of 34 operating properties totaling approximately 6,300,000 square feet of leasable area located primarily in the Washington, DC and Baltimore, Maryland metropolitan areas. Our 29 neighborhood and community shopping center properties contained approximately 5,100,000 square feet of leasable area, and our five predominantly office properties contained approximately 1,200,000 square feet of leasable area. With the exception of three development parcels that we purchased in 2002 and six shopping center properties and a portion of one of our office properties that we purchased or developed during the past six years, our current portfolio of operating properties consist of seasoned properties that, for 15 years or more, have been owned and managed by The Saul Organization.

Shopping Center Properties

Our community and neighborhood shopping centers typically are anchored by one or more supermarkets, discount department stores or drug stores. These anchors offer day-to-day necessities rather than apparel and luxury goods and, therefore, generate consistent local traffic. By contrast, regional malls generally are larger and typically are anchored by one or more full-service department stores.

As of June 30, 2003, our shopping center properties ranged in size from 5,000 to 561,000 square feet of leasable area, with seven in excess of 300,000 square feet, and a weighted average of approximately 175,000 square feet. A majority of our shopping center properties are anchored by several major tenants and other tenants offering primarily day-to-day necessities and services. As of June 30, 2003, 17 of our 29 shopping center properties are anchored by a grocery store.

In April 2002, we purchased 24 acres of undeveloped land in the Broadlands section of the Dulles Technology Corridor. The site is located adjacent to the Claiborne Parkway exit (Exit 5) of the Dulles Greenway, in Loudoun County, Virginia. The Dulles Greenway is a 14-mile extension of the Dulles Toll Road, connecting Washington Dulles International Airport with historic Leesburg, Virginia. Broadlands is zoned to accommodate approximately 225,000 square feet of neighborhood and community retail development. As of June 30, 2003, we had substantially completed the initial phase of construction totaling 112,000 square feet of retail space. The initial phase is 92% pre-leased, including a grocery anchor lease with Safeway for a 59,000 square foot supermarket. Several tenants, including Safeway, are projected to commence operations during late October 2003.

In November 2002, we purchased approximately 19 acres of undeveloped land located within the Lansdowne community in Loudoun County, Virginia. The land is zoned to accommodate approximately 150,000 square feet of neighborhood and community retail development. We have submitted plans for zoning review and approval by Loudoun County.

The following table sets forth certain information about our shopping center properties as of June 30, 2003.

Property	Location	Leasable Area (Square Feet)	Year Developed or Acquired (Renovated)	Land Area (Acres)	Percentage Leased as of June 30,		Anchor Tenants/ Notable Tenants
					2003	2002

Ashburn Village I, II and III	Ashburn, VA	185,537	1994/2000/2001	23.3	100%	100%	Giant Food, Blockbuster

Ashburn Village IV	Ashburn, VA	25,200	2000/2002	3.1	97%	63%

Beacon Center	Alexandria, VA	352,915	1972 (1993/1999)	32.3	100%	100%	Lowe’s, Giant Food, Office Depot, Outback Steakhouse, Marshalls, Hollywood Video, Hancock Fabrics

Belvedere	Baltimore, MD	54,941	1972	4.8	95%	92%	Food King

Boulevard	Fairfax, VA	56,350	1994 (1999)	5.0	100%	93%	Danker Furniture, Petco, Party City

Property	Location	Leasable Area (Square Feet)	Year Developed or Acquired (Renovated)	Land Area (Acres)	Percentage Leased as of June 30,		Anchor Tenants/ Notable Tenants
					2003	2002

Clarendon	Arlington, VA	6,940	1973	0.5	100%	100%

Clarendon Station	Arlington, VA	4,868	1996	0.1	100%	78%

Flagship Center	Rockville, MD	21,500	1972, 1989	0.5	100%	100%

French Market	Oklahoma City, OK	244,724	1974 (1984/1998)	13.8	94%	93%	Burlington Coat Factory, Bed Bath & Beyond, Famous Footwear, Lakeshore Learning Center, BridesMart, Staples, Dollar Tree

Germantown	Germantown, MD	26,241	1992	2.7	82%	100%

Giant	Baltimore, MD	70,040	1972 (1990)	5.0	100%	100%	Giant Food

The Glen	Lake Ridge, VA	112,639	1994	14.7	92%	100%	Safeway Marketplace

Great Eastern	District Heights, MD	255,398	1972 (1995)	23.9	98%	100%	Giant Food, Pep Boys, Big Lots, Run N’ Shoot

Hampshire Langley	Langley Park, MD	131,700	1972 (1979)	9.9	100%	100%	Safeway, Blockbuster

Kentlands Square	Gaithersburg, MD	109,922	2002	11.5	100%	n/a	Lowe’s

Leesburg Pike	Baileys Crossroads, VA	97,880	1966 (1982/1995)	9.4	100%	100%	Party Depot, CVS Pharmacy, Kinko’s, Hollywood Video

Lexington Mall	Lexington, KY	315,719	1974	30.0	57%	61%	Dillard’s

Lumberton	Lumberton, NJ	192,510	1975 (1992/1996)	23.3	98%	91%	SuperFresh, Rite Aid, Blockbuster, Ace Hardware

Olney	Olney, MD	53,765	1975 (1990)	3.7	100%	100%	Rite Aid

Ravenwood	Baltimore, MD	87,350	1972	8.0	96%	100%	Giant Food, Hollywood Video

Seven Corners	Falls Church, VA	560,998	1973 (1994-1997)	31.6	99%	99%	Home Depot, Shoppers Club, Michaels, Barnes & Noble, Ross Dress For Less, G Street Fabrics, Off-Broadway Shoes

Shops at Fairfax	Fairfax, VA	68,743	1975 (1993/1999)	6.7	100%	100%	Super H Mart, Blockbuster

Southdale	Glen Burnie, MD	484,115	1972 (1986)	39.6	94%	94%	Giant Food, Home Depot, Circuit City, Kids R Us, Michaels, Marshalls, PetSmart, Value City Furniture

Southside Plaza	Richmond, VA	341,891	1972	32.8	95%	93%	CVS Pharmacy, Community Pride Supermarket, Maxway

South Dekalb Plaza	Atlanta, GA	162,793	1976	14.6	100%	100%	MacFrugals, Pep Boys, The Emory Clinic, Maxway

Thruway	Winston-Salem, NC	344,960	1972 (1997)	30.5	87%	95%	Harris Teeter, Fresh Market, Bed Bath & Beyond, Stein Mart, Eckerd Drugs, Borders Books, Blockbuster

Village Center	Centreville, VA	143,109	1990	17.2	100%	100%	Giant Food, Tuesday Morning, Blockbuster

West Park	Oklahoma City, OK	76,610	1975	11.2	54%	57%	Drapers Market, Family Dollar

White Oak	Silver Spring, MD	480,156	1972 (1993)	28.5	99%	100%	Giant Food, Sears, Rite Aid, Blockbuster

Total Shopping Center Properties (1):		5,069,514		438.2	93.9%	94.2%

(footnotes on next page)

(1)	Exclusive of Old Forte Village, an approximately 161,000 square foot shopping center property located on 16 acres in Fort Washington, Maryland, which we acquired on July 28, 2003. The anchor tenant of the property is a recently constructed, approximately 58,000 square foot Safeway supermarket, which opened in March 2003. The balance of the property consists of approximately 48,000 square feet of in-line shop space, constructed primarily in the early 1980’s, 16,000 square feet of pad site buildings and the currently vacant 39,000 square foot space previously occupied by the Safeway supermarket before moving. We plan to redevelop a portion of the property where the Safeway supermarket had been previously operating. As of September 30, 2003, the property was 66% leased.

Lease Expirations of Shopping Center Properties

The following table sets forth a schedule of lease expirations for leases in place at the shopping center properties that we owned as of June 30, 2003, for each of the 10 years beginning with July 1, 2003 to December 31, 2003, assuming that none of our tenants exercise renewal options and excluding an aggregate 309,219 square feet of unleased space, which represented 6.1% of the leasable area of our shopping center properties as of June 30, 2003.

Year of Lease Expiration	Leasable Area Represented by Expiring Leases (Square Feet)	Percentage of Leasable Area Represented by Expiring Leases	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Annual Base Rent Represented by Expiring Leases
July 1, 2003 to December 31, 2003	86,906	1.7%	$1,404,028	2.8%
2004	314,166	6.2	4,036,530	8.0
2005	398,452	7.9	5,639,137	11.1
2006	388,938	7.7	5,047,100	10.0
2007	624,444	12.3	6,444,633	12.7
2008	411,131	8.1	4,638,223	9.1
2009	479,907	9.5	4,682,538	9.2
2010	113,843	2.2	1,485,563	2.9
2011	283,464	5.6	2,062,399	4.1
2012 and thereafter	1,659,044	32.7	15,231,510	30.1

Total:	4,760,295	93.9%	$50,671,661	100.0%

(1)	Calculated as the sum of annualized base rent payable as of June 30, 2003 for expiring tenant leases.

Office Properties

Four of our five office properties are located in the Washington, DC metropolitan area and contain an aggregate leasable area of approximately 975,000 square feet, comprised of 889,000 and 86,000 square feet of office and retail space, respectively. Our fifth office property is located in Tulsa, Oklahoma and contains leasable area of 197,000 square feet. Our office properties represent three distinct styles of facilities, are located in differing commercial environments with distinctive demographic characteristics and are geographically removed from one another.

The following table sets forth certain information about our office properties as of June 30, 2003.

Property	Location	Leasable Area (Square Feet)	Year Developed or Acquired (Renovated)	Land Area (Acres)	Percentage Leased as of June 30,		Anchor Tenants/ Notable Tenants
					2003	2002

Avenel Business Park	Gaithersburg, MD	388,620	1981-2000	37.1	99%	97%	General Services Administration, VIRxSYS, Boston Biomedica, Broadsoft, NeuralSTEM, Quanta Systems

Crosstown Business Center	Tulsa, OK	197,135	1975 (2000)	22.4	93%	93%	Compass Group, Roxtec, Outdoor Innovations, Auto Panels Plus, Gofit, Freedom Express

601 Pennsylvania Ave	Washington, DC	225,414	1973 (1986)	1.0	88%	99%	National Gallery of Art, Credit Union National Assn., Southern Company, American Assn. of Health Plans, HQ Global, Alltel, Capital Grille

Van Ness Square	Washington, DC	156,493	1973 (1990)	1.2	92%	89%	INTELSAT, Team Video Intl, Office Depot, Pier 1

Washington Square	Alexandria, VA	234,775	1975 (2000)	2.0	87%	89%	Vanderweil Engineering, World Wide Retail Exch., EarthTech, Thales, New American Schools, Trader Joe’s, Kinko’s, Talbot’s, Blockbuster

Total Office Properties:		1,202,437		61.7	92.6%	94.2%

Lease Expirations of Office Properties

The following table sets forth a schedule of lease expirations for leases in place at the office properties that we owned as of June 30, 2003, for each of the 10 years beginning with July 1, 2003 to December 31, 2003, assuming that none of our tenants exercise renewal options and excluding an aggregate 88,600 square feet of unleased space, which represented 7.4% of the leasable area of our office properties as of June 30, 2003.

Year of Lease Expiration	Leasable Area Represented by Expiring Leases (Square Feet)	Percentage of Leasable Area Represented by Expiring Leases	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Annual Base Rent Represented by Expiring Leases
July 1, 2003 to December 31, 2003	63,353	5.3%	$1,467,643	5.8%
2004	52,147	4.3	922,721	3.7
2005	99,035	8.2	1,857,213	7.4
2006	119,148	9.9	1,716,159	6.8
2007	171,629	14.3	2,333,912	9.2
2008	74,145	6.2	1,287,903	5.1
2009	109,545	9.1	3,331,031	13.2
2010	101,497	8.4	2,528,135	10.0
2011	152,824	12.7	4,292,179	17.0
2012 and thereafter	170,514	14.2	5,508,044	21.8

Total:	1,113,837	92.6%	$25,244,940	100.0%

(1)	Calculated as the sum of annualized base rent payable as of June 30, 2003 for expiring tenant leases.

Tenant Diversification for Shopping Center and Office Properties

As of June 30, 2003, only two retail tenants, Giant Food, at 5.4%, and Lowe’s, at 2.3%, accounted for more than 2% of our annualized base rent. No office tenant other than the United States Government, at 4.7%, accounted for more than 2% of our annualized base rent as of June 30, 2003.

The following table sets forth certain information about our top 15 retail and office tenants based on annualized base rent as of June 30, 2003.

Tenant Name	Annualized Base Rent (1)	Percentage of Total Annualized Base Rent	Tenant Leasable Area (Square Feet)	Percentage of Total Leasable Area	Number of Locations
Giant Food	$4,099,828	5.4%	455,106	7.3%	8
U.S. Government	3,552,372	4.7	108,236	1.7	9
Lowe’s Home Center	1,777,424	2.3	257,150	4.1	2
Super Fresh	1,451,403	1.9	98,949	1.6	2
CUNA-Credit Union Nation	1,444,230	1.9	29,069	0.5	1
Home Depot	1,434,675	1.9	244,424	3.9	2
Chevy Chase Bank, F.S.B.	1,264,493	1.7	36,792	0.6	13
R. G. Vanderweil Engineer	1,134,874	1.5	32,726	0.5	1
World Wide Retail Exchange (2)	1,067,861	1.4	30,541	0.5	1
Southern Company Service	1,054,083	1.4	21,877	0.3	1
Earth Tech, Inc.	1,050,728	1.4	32,726	0.5	1
CVS	1,036,925	1.4	79,464	1.3	3
Shoppers Club	1,034,610	1.4	72,390	1.2	1
HQ Global Workplace	931,058	1.2	20,234	0.3	1
Blockbuster Video	908,119	1.2	39,672	0.6	8

Total (3):	$23,242,683	30.7%	1,559,356	24.9%	54

(1)	Calculated based on annualized base rent payable as of June 30, 2003.
(2)	Lease is guaranteed by Albertson’s, Inc.
(3)	Prior to June 30, 2003, we entered into a lease with American Association of Health Plans for approximately 51,000 square feet of office space at our 601 Pennsylvania Avenue property. Rental income commenced on July 1, 2003. Annualized base rent under this lease calculated based on annualized base rent payable as of July 2003 was $2,270,000. In addition, subsequent to June 30, 2003, we acquired the Old Forte Village shopping center, which is anchored by an approximately 58,000 square foot Safeway supermarket. As of June 30, 2003, assuming the Old Forte Village Safeway lease was in place for the month of June 2003, annualized base rent received from Safeway under all leases with us based on annualized base rent payable as of June 30, 2003 would have been $1,295,000.

DEBT STRUCTURE

General

Our capital strategy is to maintain a ratio of total debt to total fair market asset value of assets of less than 50% and to actively manage our leverage and debt expense on an ongoing basis in order to maintain prudent coverage of fixed charges. Our management believes that current total debt remains less than 50% of total fair market value of assets.

Notes payable totaled $380,003,000 as of June 30, 2003, of which $333,189,000, or 87.7%, was fixed rate debt, and $46,815,000, or 12.3%, was floating rate debt. None of our debt is to members of The Saul Organization. Outstanding borrowings on our $125,000,000 unsecured revolving line of credit were $39,000,000 as of June 30, 2003, with additional borrowing availability of $36,000,000 for general corporate use. As of June 30, 2003, an additional $45,000,000 was available for operating property acquisitions, and $5,000,000 of additional working capital availability may become available as a result of unencumbered properties’ internal cash flow growth. Notes payable as of June 30, 2003 totaling $225,180,000 are guaranteed by members of The Saul Organization.

The following table summarizes our notes payable as of June 30, 2003.

(Dollars in thousands)	Maximum Borrowings		Principal Outstanding at June 30, 2003		Interest Rate*	Scheduled Maturity*
Fixed Rate Mortgages:	$147,000	(1)	$134,263		7.67%	October 2012
	107,400	(2)	91,622		8.23	December 2011
	42,500	(3)	42,296		6.01	February 2018
	38,500	(4)	34,428		7.88	January 2013
	14,300	(5)	13,524		8.33	June 2015
	10,880	(6)	9,675		6.88	May 2004
	7,806	(7)	7,381		8.18	February 2004

Total Fixed Rate			333,189	(8)	7.65	9.4 years

Variable Rate Loans:
Construction Loan	15,000	(9)	7,815		2.81	March 2005
Line of Credit	125,000	(10)	39,000		2.74	August 2005

Total Variable Rate			46,815		2.77	2.1 years

Total Notes Payable			$380,003	(8)	7.05%	8.5 years

*	Interest rate and scheduled maturity data presented at June 30, 2003. Totals computed using weighted averages.
(1)	The loan is collateralized by nine shopping centers (Seven Corners, Thruway, White Oak, Hampshire Langley, Great Eastern, Southside Plaza, Belvedere, Giant and Ravenwood) and requires equal monthly principal and interest payments of $1,103 based upon a 25-year amortization schedule and a balloon payment of $96,784 at loan maturity. Principal of $1,378 was amortized during the six months ended June 30, 2003.
(2)	The loan is collateralized by our Avenel Business Park office property and the Van Ness Square, Ashburn Village, Leesburg Pike, Lumberton Plaza and Village Center shopping center properties and a corporate guarantee. The loan has been increased on three occasions since its inception in 1997. The 8.23% blended interest rate is the weighted average of the initial loan rate and additional borrowings rates. The loan requires equal monthly principal and interest payments of $871 based upon a weighted average 23-year amortization schedule and a balloon payment of $56,276 at loan maturity. Principal of $1,422 was amortized during the six months ended June 30, 2003.
(3)	The loan is collateralized by our Washington Square at Old Town office property and requires equal monthly principal and interest payments of $264 based upon a 27.5-year amortization schedule and a balloon payment of $27,872 at loan maturity. Principal of $204 was amortized during the six months ended June 30, 2003.
(4)	The loan is collateralized by our 601 Pennsylvania Avenue office property and requires equal monthly principal and interest payments of $294 based upon a 25-year amortization schedule and a balloon payment of $22,808 at loan maturity. Principal of $402 was amortized during the six months ended June 30, 2003.
(5)	The loan is collateralized by our Shops at Fairfax and Boulevard shopping centers and requires equal monthly principal and interest payments of $118 based upon a 22-year amortization schedule and a balloon payment of $7,577 at loan maturity. Principal of $143 was amortized during the six months ended June 30, 2003.
(6)	The loan is collateralized by The Glen shopping center and a corporate guarantee. The loan requires equal monthly principal and interest payments of $76 based upon a 23-year amortization schedule and a balloon payment of $9,441 at loan maturity. Principal of $122 was amortized during the six months ended June 30, 2003.
(7)	The loan is collateralized by our Kentlands Square shopping center and requires equal monthly principal and interest payments of $94 based upon a 15-year amortization schedule and a balloon payment of $7,020 at loan maturity. Principal of $259 was amortized during the six months ended June 30, 2003.
(8)	On August 5, 2003, we closed an $8,000 fixed-rate mortgage loan. The loan accrues interest at 5.51% and matures in December 2011. The loan is collateralized by our Ashburn Village shopping center and requires equal monthly principal and interest payments of $49 based upon a 25-year amortization schedule and a balloon payment of $6,465 at loan maturity. Net proceeds from the loan were used to repay outstanding amounts under our unsecured revolving credit facility.
(9)	The loan is a construction loan totaling $15,000 and is collateralized by the Broadlands Village shopping center. The loan requires monthly interest payments at a rate of LIBOR plus 1.7%. The loan may be extended one year with payment of a fee of 1/4% at our option. The outstanding balance as of June 30, 2003 was $7,815. Monthly payments are interest only and will vary depending upon the amount outstanding and the applicable interest rate for any given month. All interest is funded from the loan advances.
(10)	The loan is an unsecured revolving line of credit totaling $125,000. Loan availability is determined by operating income from our unencumbered properties. An additional amount is available for funding qualified operating property acquisitions. Interest expense is calculated based upon the one, two, three or six month LIBOR rate plus a spread of 1.625%. The line may be extended one year with payment of a fee of 1/4% at our option. The interest rate in effect on June 30, 2003 was based on a weighted average LIBOR of 1.11% and a spread of 1.625%. The effective annual average interest rate, which considers debt cost amortization and unused line fees, was 4.42% for the six months ended June 30, 2003. Monthly payments are interest only and will vary depending upon the amount outstanding and the applicable interest rate for any given month.

All of our variable rate debt, including our revolving line of credit, requires us to maintain financial covenants. The material covenants require us to:

•	limit our debt so as to maintain a gross asset value in excess of liabilities of at least $250.0 million;

•	limit our debt as a percentage of gross asset value (leverage ratio) to less than 60%;

•	limit our debt so that interest coverage will exceed 1.9 to 1 on a trailing four quarter basis; and

•	limit our debt so that interest and scheduled principal amortization coverage exceeds 1.6 to 1.

As of June 30, 2003, we were in compliance with all these financial covenants.

Debt Maturity

At June 30, 2003, the scheduled maturities of all of our debt, including scheduled principal amortization, for each of the 10 years beginning with July 1, 2003 through December 31, 2003 were as follows:

(Dollars in thousands)
July 1 through December 31, 2003	$4,155
2004	24,645
2005	55,483
2006	9,376
2007	10,144
2008	10,947
2009	11,872
2010	12,845
2011	69,687
2012 and thereafter	170,849

Total	$380,003

USE OF PROCEEDS

The net proceeds from the sale of the depositary shares in this offering, after deducting the underwriting discount and other estimated expenses of this offering payable by us, are estimated to be approximately $72.3 million. We intend to contribute the net proceeds from this offering to the Partnership in exchange for a preferred interest in the Partnership. The terms of the preferred interest in the Partnership will be substantially equivalent to the terms of the Series A preferred stock underlying the depositary shares.

The Partnership intends to use $5.0 million of the amounts received from us to complete the Old Forte Village redevelopment described under “—Recent Developments—Recent Acquisition” and $51.1 million of the amounts received from us to purchase the properties and complete the related redevelopments described under “—Recent Developments—Proposed Acquisitions” above. With the remaining $16.2 million (or $27.1 million if the underwriters’ over-allotment option is exercised in full), we intend to reduce amounts outstanding under our unsecured revolving credit facility. Our revolving credit facility has a final maturity date of August 2005. As of October 20, 2003, the outstanding borrowings under our revolving credit facility were $48.5 million. These borrowings bear interest at LIBOR plus a spread of 1.625%. As of October 20, 2003, the weighted average interest rate on our borrowings under our revolving credit facility was 2.75%.

Pending application of the net proceeds to fund the purchase and related redevelopment of the properties described under “—Recent Developments—Proposed Acquisitions,” we may temporarily use the net proceeds to reduce amounts outstanding under our revolving credit facility and to invest in short-term, income-producing investments. In the event that we do not acquire the properties or complete the related redevelopments described under “—Recent Developments—Proposed Acquisitions,” we intend to use all of the net proceeds to repay amounts outstanding under our revolving credit facility, to fund other property acquisitions or redevelopments and for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges . . . . . . . .	1.85x	2.12x	2.01x	1.88x	1.72x	1.85x	1.73x

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income before minority interest after adjustment for change in accounting method and fixed charges. Fixed charges consist of interest and debt expense, capitalized interest and interest portion of rental expense.

DESCRIPTION OF SERIES A PREFERRED STOCK AND DEPOSITARY SHARES

The following is a summary of the material terms and provisions of the Series A preferred stock and depositary shares. The statements below describing our Series A preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation, including the articles supplementary establishing the Series A preferred stock, and our bylaws, each of which is available from us as described in the “Where You Can Find More Information” section beginning on Page S-25 of this prospectus supplement and is incorporated by reference in this prospectus supplement. This description of the particular terms of the Series A preferred stock supplements the description of the general terms and provisions of our preferred stock set forth in the accompanying prospectus beginning on Page 15 under “Description of Preferred Stock.”

General

Under our articles of incorporation, we are authorized to issue up to 30,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of October 20, 2003, we had 15,728,901 shares of common stock outstanding and no shares of preferred stock outstanding.

Shares of preferred stock may be offered and sold from time to time, in one or more series, as authorized by our board of directors. Our board of directors is authorized under Maryland law and our articles of incorporation to set for each series of preferred stock the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption. The Series A preferred stock is being issued pursuant to an articles supplementary to our articles of incorporation that sets forth the terms of a series of preferred stock consisting of up to 34,500 shares, designated       % Series A Cumulative Redeemable Preferred Stock. There are currently no other classes or series of preferred shares authorized.

The registrar, transfer agent and distributions disbursing agent for the Series A preferred stock is Continental Stock Transfer & Trust Company.

Each depositary share represents a 1/100th fractional interest in a share of Series A preferred stock. The Series A preferred stock underlying the depositary shares will be deposited with Continental Stock Transfer & Trust Company, as depositary, under a deposit agreement among us, the depositary and the holders from time to time of the depositary receipts issued by the depositary under the deposit agreement. The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Subject to the terms of the deposit agreement, each record holder of depositary receipts evidencing depositary shares will be entitled, proportionately, to all the rights and preferences of, and subject to all of the limitations of, the interest in the Series A preferred stock underlying the depositary shares (including dividend, voting, redemption and liquidation rights and preferences). See “Description of Depositary Shares” beginning on Page 18 of the accompanying prospectus.

Ranking

The Series A preferred stock represented by the depositary shares will, as to dividend rights and rights upon our liquidation, dissolution or winding-up, rank:

•	senior to all classes or series of our common stock and to all other equity securities ranking junior to the Series A preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up;

•	on a parity with any equity securities authorized or designated by us in the future, the terms of which specifically provide that such equity securities rank on a parity with the Series A preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up; and

•	junior to any class or series of equity securities authorized or designated by us in the future which specifically provides that such class or series ranks senior to the Series A preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up.

•	The term “equity securities” does not include convertible debt securities, which will rank senior to the Series A preferred stock prior to conversion.

Dividends

Holders of the Series A preferred stock are entitled to receive, when and as authorized by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of       % of the $2,500.00 liquidation preference ($25.00 per depository share) per year (equivalent to $         per year or $         per year per depositary share). Dividends on the Series A preferred stock will accrue and be cumulative from the date of original issue by us of the Series A preferred stock. Dividends will be payable quarterly in arrears on the fifteenth day of January, April, July and October of each year or, if not a business day, the next succeeding business day. We refer to each such date as a Dividend Payment Date. The first dividend we will pay on January 15, 2004 will be for less than a full quarter and will cover the period from the first date we issue and sell the depositary shares through January 14, 2004.

Any dividend, including any dividend payable on the Series A preferred stock for any partial dividend period, will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends are payable to holders of record of depositary shares as they appear in the depositary’s records at the close of business on the applicable record date, which will be the date that our board of directors designates for the payment of a dividend that is not more than 30 nor less than 10 days prior to the Dividend Payment Date, which date we refer to as a Dividend Payment Record Date.

Our board of directors will not authorize, pay or set apart for payment by us any dividend on the Series A preferred stock at any time that:

•	the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibits such authorization, payment or setting apart for payment;

•	the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, provides that such authorization, payment or setting apart for payment would constitute a breach of, or a default under, such agreement; or

•	the law restricts or prohibits the authorization or payment.

Notwithstanding the foregoing, dividends on the Series A preferred stock will accrue whether or not:

•	the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibits such authorization, payment or setting apart for payment;

•	we have earnings;

•	there are funds legally available for the payment of the dividends; and

•	the dividends are authorized.

Accrued but unpaid dividends on the Series A preferred stock will not bear interest.

We intend to contribute or otherwise transfer the net proceeds of the sale of any depositary shares sold on or after the date of this prospectus supplement to the Partnership in exchange for       % Series A preferred units in the Partnership, the economic terms of which will be substantially identical to those of the Series A preferred stock. As of the date of this prospectus supplement, there are no outstanding Series A preferred units. The Partnership will be required to make all required distributions on the Series A preferred units (which will mirror the payments of dividends, including accrued and unpaid dividends upon redemption, and of the liquidation preference amount on the Series A preferred stock) prior to any distribution of cash or assets to the holders of any other interests in the Partnership, except for any series of preferred units ranking on a parity with the Series A preferred units as to distributions or liquidation rights, and except for distributions required to enable us to maintain our qualification as a REIT.

Any dividend payment made on the Series A preferred stock will first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

If, for any taxable year, we elect to designate as “capital gain dividends” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code) a portion, which we refer to as the

Capital Gains Amount, of the dividends not in excess of our earning and profits that are paid or made available for the year to the holders of all classes of shares, or the Total Dividends, then the portion of the Capital Gains Amount that will be allocable to the holders of depositary shares will be the Capital Gains Amount multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid or made available to the holders of depositary shares for the year and the denominator of which will be the Total Dividends.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of shares of Series A preferred stock are entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $2,500.00 per share ($25.00 per depositary share), plus an amount equal to any accrued and unpaid dividends to the date of payment (whether or not declared), before any distribution or payment may be made to holders of shares of common stock or any other class or series of our equity stock ranking, as to liquidation rights, junior to the Series A preferred stock. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of Series A preferred stock and the corresponding amounts payable on all shares of each other class or series of capital stock ranking, as to liquidation rights, on a parity with the Series A preferred stock, then the holders of the Series A preferred stock and each such other class or series of capital stock ranking, as to liquidation rights, on a parity with the Series A preferred stock will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Holders of Series A preferred stock will be entitled to written notice of any liquidation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A preferred stock and depositary shares will have no right or claim to any of our remaining assets.

Our consolidation or merger with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of our property or business will not be deemed to constitute our liquidation, dissolution or winding up. The Series A preferred stock will rank senior to the common stock as to priority for receiving liquidating distributions and on parity with any future equity securities which, by their terms, rank on a parity with the Series A preferred stock.

Redemption

The Series A preferred stock is not redeemable prior to November     , 2008, except under the circumstances described below. On and after November     , 2008, the Series A preferred stock may be redeemed at our option, in whole or in part, from time to time, at a redemption price of $2,500.00 per share ($25.00 per depositary share), plus all dividends accrued and unpaid (whether or not declared) on the Series A preferred stock up to the date of such redemption, upon the giving of notice, as provided below. Whenever we redeem shares of our Series A preferred stock held by the depositary, the depositary will redeem as of the same redemption date a number of depositary shares representing the shares so redeemed and the depositary receipts evidencing such depositary shares.

If fewer than all of the outstanding shares of Series A preferred stock are to be redeemed, the shares to be redeemed will be determined pro rata, by lot or in such other manner as prescribed by our board of directors. In the event that the redemption is to be by lot, and if as a result of the redemption any holder of Series A preferred stock would own, or be deemed by virtue of certain attribution provisions of the Code to own, in excess of 5% in value of our issued and outstanding equity securities (which includes the depositary shares), with the exception of members of The Saul Organization, who are currently restricted to 29.9% in value of our issued and outstanding equity securities, then, except in certain instances, we will redeem the requisite number of shares of Series A preferred stock of that stockholder such that the stockholder will not own or be deemed by virtue of certain attribution provisions of the Code to own, subsequent to the redemption, in excess of 5% in value of our issued and outstanding equity securities (which includes the depositary shares), with the exception of members of The Saul Organization, who are currently restricted to 29.9% in value of our issued and outstanding equity securities.

We shall give the depositary not less than 30 nor more than 60 days’ prior written notice of redemption of the deposited Series A preferred stock. A similar notice of redemption will be mailed by the depositary not less than 30 nor more than 60 days prior to the date fixed for redemption to each holder of record of depositary shares that is to be redeemed. The notice will notify the holder of the election to redeem the shares and will state at least the following:

•	the date fixed for redemption thereof, which we refer to as the Redemption Date;

•	the redemption price;

•	the number of shares of Series A preferred stock and depositary shares to be redeemed (and, if fewer than all the shares are to be redeemed, the number of shares to be redeemed from such holder);

•	the place(s) where the depositary receipts evidencing the depositary shares are to be surrendered for payment; and

•	that dividends on the depositary shares will cease to accrue on the Redemption Date.

On or after the Redemption Date, each holder of depositary shares to be redeemed must present and surrender the depositary receipts evidencing the depositary shares to the depositary at the place designated in the notice of redemption. The redemption price of the shares will then be paid to or on the order of the person whose name appears on such depositary receipts as the owner thereof. Each surrendered depositary receipt will be canceled. In the event that fewer than all the depositary receipts are to be redeemed, a new depositary receipt will be issued representing the unredeemed depositary shares.

From and after the Redemption Date (unless we default in payment of the redemption price):

•	all dividends on the shares designated for redemption in the notice will cease to accrue;

•	all rights of the holders of the shares, except the right to receive the redemption price thereof (including all accrued and unpaid dividends up to the Redemption Date), will cease and terminate;

•	the shares will not thereafter be transferred (except with our consent) on the depositary’s books; and

•	the shares will not be deemed to be outstanding for any purpose whatsoever.

Notwithstanding the foregoing, unless full cumulative dividends on all outstanding shares of Series A preferred stock have been paid or declared and a sum sufficient for the payment of the dividends has been set apart for payment for all past dividend periods and the then-current dividend period, no Series A preferred stock will be redeemed unless all outstanding shares of Series A preferred stock are simultaneously redeemed. This requirement will not prevent our purchase or acquisition of Series A preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A preferred stock. Unless full cumulative dividends on all outstanding shares of Series A preferred stock have been paid or declared and a sum sufficient for the payment of the dividends has been set apart for payment for all past dividend periods and the then-current dividend period, we will not purchase or otherwise acquire directly or indirectly any shares of Series A preferred stock (except by exchange for our equity securities ranking junior to the Series A preferred stock as to dividend rights and liquidation preference).

Notwithstanding any other provision relating to redemption of the Series A preferred stock, we may redeem any or all shares of Series A preferred stock at any time, whether or not prior to November     , 2008, if our board of directors determines that the redemption is necessary or advisable to preserve our status as a REIT.

Voting Rights

Except as described below, holders of depositary shares will generally have no voting rights. In any matter in which the Series A preferred stock may vote (as expressly provided in our articles of incorporation or the articles supplementary, or as may be required by law), each share of Series A preferred stock shall be entitled to one vote. As a result, each depositary share will be entitled to 1/100th of vote.

If dividends on the Series A preferred stock are in arrears, whether or not declared, for six or more quarterly periods, whether or not these quarterly periods are consecutive, holders of Series A preferred stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote, at a special meeting called by the holders of record of at least 10% of any series of preferred stock as to which dividends are so in arrears or at the next annual meeting of stockholders, for the election of two additional directors to serve on our board of directors until all dividend arrearages have been paid.

Any amendment, alteration, repeal or other change to any provision of our articles of incorporation, including the articles supplementary establishing the Series A preferred stock, whether by merger, consolidation or otherwise, in any manner that would materially and adversely affect the rights, preferences, powers or privileges of the Series A preferred stock cannot be made without the affirmative vote of holders of at least 66 2/3% of the outstanding shares of Series A preferred stock, voting separately as a class. In addition, the creation, issuance or increase in the authorized number of shares of any class or series of stock having a preference as to dividends or distributions, whether upon liquidation, dissolution, or otherwise, that is senior to the shares of Series A preferred stock requires the affirmative vote of holders of at least 66 2/3% of the outstanding shares of Series A preferred stock, voting separately as a class.

The following actions are not deemed to materially and adversely affect the rights, preferences, powers or privileges of the Series A preferred stock:

•	any increase in the amount of our authorized common stock or preferred stock or the creation or issuance of equity securities of any class or series ranking, as to dividends or liquidation preference, on a parity with, or junior to, the Series A preferred stock; or

•	the amendment, alteration or repeal or change of any provision of our articles of incorporation, including the articles supplementary establishing the Series A preferred stock, as a result of a merger, consolidation, reorganization or other business combination, if the Series A preferred stock (or shares into which the Series A preferred stock have been converted in any successor entity to us) remain outstanding with the terms thereof materially unchanged.

Maturity

The Series A preferred stock has no stated maturity date and will not be subject to any sinking fund or mandatory redemption provisions.

Ownership Limits and Restrictions on Transfer

In order to maintain our qualification as a REIT for federal income tax purposes, ownership by any person of our outstanding equity securities (which includes the depositary shares) is restricted in our articles of incorporation. For further information regarding restrictions on ownership and transfer of the Series A preferred stock, see “Provisions of Maryland Law and Our Articles of Incorporation and Bylaws—Restrictions on Ownership and Transfer” beginning on Page 20 in the accompanying prospectus.

Conversion

The Series A preferred stock and the depositary shares are not convertible into or exchangeable for any other property or securities, except that the shares of Series A preferred stock and depositary shares may be exchanged for “excess stock” in order to ensure that we remain qualified as a REIT for federal income tax purposes. For further information regarding excess stock, see “Provisions of Maryland Law and Our Articles of Incorporation and Bylaws—Automatic Transfer of Stock to Trust” beginning on Page 21 in the accompanying prospectus.

Stock Listing

We will apply to list the depositary shares on the New York Stock Exchange under the symbol “BFS PrA.” If this application is approved, we expect trading in the depositary shares to commence within 30 days of the initial delivery of the depositary shares to the underwriters. The Series A preferred stock underlying the depositary shares will not be listed, and we do not expect any trading market will develop for the Series A preferred stock except as represented by the depositary shares.

ADDITIONAL FEDERAL INCOME TAX CONSEQUENCES

For a discussion of the taxation of us and the tax considerations relevant to stockholders generally, see “Federal Income Tax Consequences” in the accompanying prospectus. The following is a summary of the material additional federal income tax considerations pertaining to the acquisition, ownership and disposition of the depositary shares and should be read in conjunction with the referenced sections in the accompanying prospectus. This discussion of additional considerations is general in nature and is not exhaustive of all possible tax considerations, nor does the discussion address any state, local or foreign tax considerations. This discussion of additional considerations is based on current law and does not purport to deal with all aspects of federal income taxation that may be relevant to a prospective stockholder in light of its particular circumstances or to certain types of stockholders (including insurance companies, financial institutions, broker-dealers, tax exempt investors, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. We have not requested and will not request a ruling from the Internal Revenue Service with respect to any of the federal income tax issues discussed below or in the accompanying prospectus. Prospective investors should consult, and must depend on, their own tax advisors regarding the federal, state, local, foreign and other tax consequences of holding and disposing of the depositary shares.

Taxation of Holders of Depositary Shares

Owners of the depositary shares will be treated for federal income tax purposes as if they were owners of the Series A preferred stock represented by such depositary shares. Accordingly, such owners will be entitled to take into account, for federal income tax purposes, income and deductions to which they would be entitled if they were holders of such preferred stock. See “Federal Income Tax Consequences” in the accompanying prospectus. Withdrawals of preferred stock for depositary shares are not taxable events for federal income tax purposes. With regard to taxation of U.S. stockholders on the sale or exchange of depositary shares, such stockholders will be treated in the same manner as if they had sold or exchanged the underlying Series A preferred stock. See “Federal Income Tax Consequences—Taxation of Taxable U.S. Stockholders—Taxation of U.S. Stockholders on the Sale or Exchange of Preferred Stock” in the accompanying prospectus. With regard to redemption of the depositary shares, such redemption will be treated in the same manners as described under the caption titled “Federal Income Tax Consequences—Taxation of Taxable U.S. Stockholders—Taxation of U.S. Stockholders on the Sale or Exchange of Preferred Stock” in the accompanying prospectus.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, Friedman, Billings, Ramsey & Co., Inc. and Ferris, Baker Watts, Incorporated, as underwriters, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of depositary shares indicated below.

Underwriter	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.
Ferris, Baker Watts, Incorporated

Total	3,000,000

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the depositary shares offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all depositary shares offered hereby (other than those covered by the underwriters’ over-allotment option described below) if any such depositary shares are taken.

We have granted to the underwriters an option, exercisable for 30 days from the date of delivery of the depositary shares initially purchased, to purchase up to an aggregate of 450,000 additional depositary shares at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with this offering of depositary shares. To the extent this option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional depositary shares as the number set forth next to such underwriter’s name in the preceding table bears to the total number of depositary shares set forth next to the names of all underwriters in the preceding table.

The underwriters initially propose to offer part of the depositary shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $     per share below the public offering price. Any underwriters may allow, and such dealers may reallow, a concession not in excess of $     per share to other underwriters or to certain dealers. After the initial offering of the depositary shares, the offering price and other selling terms may from time to time be varied by the underwriters.

The following table summarizes the compensation we will pay the underwriters and estimated expenses we will incur in connection with this offering:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions	$	$	$	$
Expenses	$	$	$	$

We have applied to list the depositary shares on the New York Stock Exchange. Trading of the depositary shares on the New York Stock Exchange, if listing is approved, is expected to commence within the 30 days after the initial delivery of the depositary shares. The underwriters have advised us that they intend to make a market in the depositary shares prior to the commencement of trading on the New York Stock Exchange. The underwriters will have no obligation to make a market in the depositary shares, however, and may cease market making activities, if commenced, at any time.

In order to facilitate the offering of the depositary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the depositary shares. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the depositary shares for their own account. In addition, to cover over-allotments or to stabilize the price of the depositary shares, the underwriters may bid for, and purchase, the depositary shares in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the depositary shares in the offering, if the syndicate repurchases previously distributed depositary shares in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the depositary shares above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have agreed not to authorize or effect the sale or issuance, or to agree to sell or issue, any debt securities issued or guaranteed by us other than notes issued to financial institutions under credit and loan agreements entered into in the ordinary course of business or shares of any class of our capital stock (other than the depositary shares) ranking senior to the shares of Series A preferred stock with respect to dividends rights or rights upon liquidation, dissolution or winding up, for the period commencing on the date of this prospectus supplement and ending 30 days hereafter without first obtaining the written consent of Friedman, Billings, Ramsey & Co., Inc.

We expect that delivery of the depositary shares will be made against payment therefor on or about November     , 2003, which will be the third business day following the date of pricing of the depositary shares.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, commercial banking and other commercial dealings in the ordinary course of business with us.

LEGAL MATTERS

Certain legal matters in connection with any offering of the depositary shares representing interests in our Series A preferred stock made by this prospectus supplement will be passed upon for us by Shaw Pittman LLP, a limited liability partnership including professional corporations. In addition, the description of federal income tax consequences contained in this prospectus supplement under “Additional Federal Income Tax Consequences” and in the accompanying prospectus under “Federal Income Tax Consequences” is, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, the opinion of Shaw Pittman LLP. Certain legal matters relating to the depositary shares representing interests in our Series A preferred stock will be passed upon for the underwriters by Goodwin Procter LLP.

EXPERTS

The consolidated financial statements and schedule of Saul Centers, Inc. at December 31, 2002, and for the year then ended appearing in Saul Centers, Inc. Annual Report (Form 10-K/A) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated balance sheet as of December 31, 2001 and the consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2001 and 2000 appearing in Saul

Centers, Inc. Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Arthur Andersen LLP, as set forth in their report thereon included therein and incorporated herein by reference. On June 21, 2002, we announced that we had appointed Ernst & Young LLP as our independent auditor for fiscal year 2002, replacing Arthur Andersen LLP. See “Notice Regarding Arthur Andersen LLP” on Page 42 of the accompanying prospectus for a discussion of our inability to obtain the consent of Arthur Anderson LLP to being named as an expert and the consequences thereof.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the SEC’s website at www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at:

Public Reference Section

Securities and Exchange Commission

Room 1200

450 Fifth Street, N.W.

Washington, D.C. 20549

Please call the SEC at (800) SEC-0330 for further information on the operating rules and procedures for the public reference room.

We have filed with the SEC a registration statement (of which this prospectus supplement and the accompanying prospectus forms a part) on Form S-3 under the Securities Act with respect to our securities. Our prospectus supplement and accompanying prospectus do not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in our prospectus supplement and the accompanying prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved. You may get copies of the exhibits by contacting the person named below.

The SEC allows us to “incorporate by reference” the information we file with them, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of our prospectus, and all information that we will later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act (Exchange Act File No. 000-23733) after the date of this prospectus supplement.

•	An amendment to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002, as filed with the SEC on September 26, 2003

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003

Copies of these filings are available at no cost on our website, www.saulcenters.com. Amendments to these filings will be posted to our website as soon as reasonably practical after filing with the SEC. In addition, you may request a copy of these filings and any amendments thereto at no cost, by writing or telephoning us. Those copies will not include exhibits to those documents unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them. You may also request copies of any exhibits to the registration statement. Please direct your request to:

Mr. Scott V. Schneider

Saul Centers, Inc.

7501 Wisconsin Avenue, Suite 1500

Bethesda, Maryland 20814

(301) 986-6200

You should rely only on the information in our prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference. We have not authorized anyone else to provide you with different information.

We are not offering these securities in any state where the offer is prohibited by law. You should not assume that the information in this prospectus supplement, the accompanying prospectus or any incorporated document is accurate as of any date other than the date of the document.

PROSPECTUS

$100,000,000

Preferred Stock and Depositary Shares

We may from time to time offer, in one or more series, separately or together, the following:

•	our preferred stock; and

•	our preferred stock represented by depositary receipts.

The aggregate initial public offering price of the securities that we may offer through this prospectus will be up to $100,000,000.

We will offer our securities in amounts, at prices and on terms to be determined at the time we offer such securities. When we sell a particular series of securities, we prepare a prospectus supplement describing the offering and the terms of that series of securities.

Please read this prospectus and the applicable supplement carefully before you invest.

Investing in our securities involves risks. See “Risk Factors” beginning on page 2 and, if applicable, in the “Risk Factors” section of the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 30, 2003.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $100,000,000. Our prospectus provides you with a general description of these securities. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about all of the terms of that offering. Our prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

References to “we,” “us” or “our” refer to Saul Centers, Inc., Saul Holdings Limited Partnership, which we refer to as the “Partnership,” and their respective direct or indirect owned subsidiaries, unless the context otherwise requires. We conduct our business and operations through the Partnership and/or directly or indirectly owned subsidiaries. The term “you” refers to a prospective investor. We are the sole general partner of the Partnership and, as of June 30, 2003, owned approximately 75.1% of the units of partnership interest in the Partnership. In addition, B. Francis Saul II, our Chairman and Chief Executive Officer, whom we refer to as Mr. Saul, family members of Mr. Saul, entities controlled by Mr. Saul and other affiliates of Mr. Saul, whom we collectively refer to as “The Saul Organization,” hold the remaining units of partnership interest in the Partnership.

SAUL CENTERS, INC.

We are a self-administered and self-managed real estate company operating as a real estate investment trust, or a REIT, for federal income tax purposes. Our primary business strategy is the ownership, management and development of income-producing properties. Our long-term objectives are to increase cash flow from operations and to maximize capital appreciation of our real estate.

As of June 30, 2003, our properties consisted of 29 operating shopping center properties, five predominantly office operating properties and three development and/or redevelopment properties.

Our principal executive offices are located at 7501 Wisconsin Avenue, Suite 1500, Bethesda, Maryland 20814 and our telephone number is (301) 986-6200. Our website address is www.saulcenters.com. The information contained in our website is not a part of this prospectus.

Before investing in our securities, you should consider carefully the risks described in this prospectus and in any accompanying prospectus supplement, together with the other information included in or incorporated by reference into this prospectus. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected.

RISK FACTORS

Revenue from our properties may be reduced or limited if the retail operations of our tenants are not successful.

Revenue from our properties depends primarily on the ability of our tenants to pay the full amount of rent due under their leases on a timely basis. Some of our leases provide for the payment, in addition to base rent, of additional rent above the base amount according to a specified percentage of the gross sales generated by the tenants. The amount of rent we receive from our tenants generally will depend in part on the success of our tenants’ retail operations, making us vulnerable to general economic downturns and other conditions affecting the retail industry. Any reduction in our tenants’ ability to pay base rent or percentage rent may adversely affect our financial condition and results of operations.

Our ability to increase our net income depends on the success and continued presence of our shopping center “anchor” tenants and other significant tenants.

Our net income could be adversely affected in the event of a downturn in the business, or the bankruptcy or insolvency, of any anchor store or anchor tenant. Our largest shopping center anchor tenant is Giant Food, which accounted for 5.9% of our total revenues for the six months ended June 30, 2003. The closing of one or more anchor stores prior to the expiration of the lease of that store or the termination of a lease by one or more of a property’s anchor tenants could adversely affect that property and result in lease terminations by, or reductions in rent from, other tenants whose leases may permit termination or rent reduction in those circumstances or whose own operations may suffer as a result. This could reduce our net income.

We may experience difficulty or delay in renewing leases or re-leasing space.

We derive most of our revenue directly or indirectly from rent received from our tenants. We are subject to the risks that, upon expiration, leases for space in our properties may not be renewed, the space may not be re-leased, or the terms of renewal or re-lease, including the cost of required renovations or concessions to tenants, may be less favorable than current lease terms. As a result, our results of operations and our net income could be reduced.

We have substantial relationships with members of The Saul Organization whose interests could conflict with the interests of other stockholders.

Influence of Officers, Directors and Significant Stockholders.    Two of our officers, Mr. Saul and his son and our President, B. Francis Saul III, are members of The Saul Organization, and persons associated with The Saul Organization constitute five of the 12 members of our Board of Directors. In addition, as of June 30, 2003, Mr. Saul beneficially owned, for purposes of SEC reporting, 4,345,830 shares of our common stock representing 27.9% of our issued and outstanding shares of common stock. Mr. Saul also beneficially owned, as of June 30, 2003, 5,182,024 units of the Partnership. In general, these units are convertible into shares of our common stock on a one-for-one basis. However, under the terms of the limited partnership agreement of the Partnership, at the current time, these units may not be converted into shares of our common stock because the conversion would cause Mr. Saul and his affiliates to exceed the ownership limitation under our articles of incorporation, which restricts the amount of our equity they may constructively or beneficially own, denoted by reference to provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, to 24.9%, which was increased by our Board of Directors to 29.9%, of the outstanding shares of common stock.

As a result of these relationships, members of The Saul Organization will be in a position to exercise significant influence over our affairs, which influence might not be consistent with the interests of some, or a majority, of our stockholders.

Management Time.    Our Chief Executive Officer, Chief Accounting Officer and President are also officers of various members of The Saul Organization. Although we believe that these officers spend sufficient management time to meet their responsibilities as our officers, the amount of management time devoted to us will depend on our specific circumstances at any given point in time. As a result, in a given period, these officers may spend less than a majority of their management time on our matters. Over extended periods of time, we believe that our Chief Executive Officer will spend less than a majority of his management time on Company matters, while our Chief Accounting Officer and President may or may not spend less than a majority of their management time on our matters.

Exclusivity and Right of First Refusal Agreements.    We will acquire, develop, own and manage shopping center properties and will own and manage other commercial properties, and, subject to certain exclusivity agreements and rights of first refusal to which we are a party, The Saul Organization will continue to develop, acquire, own and manage commercial properties and own land suitable for development as, among other things, shopping centers and other commercial properties. Therefore, conflicts could develop in the allocation of acquisition and development opportunities with respect to commercial properties other than shopping centers and with respect to development sites, as well as potential tenants and other matters, between us and The Saul Organization. The agreement relating to exclusivity and the right of first refusal between us and The Saul Organization (other than Chevy Chase Bank, F.S.B.) generally requires The Saul Organization to conduct its shopping center business exclusively through us and to grant us a right of first refusal to purchase commercial properties and development sites in certain market areas that become available to The Saul Organization. The Saul Organization has granted the right of first refusal to us, acting through our independent directors, in order to minimize potential conflicts with respect to commercial properties and development sites. We and The Saul Organization have entered into this agreement in order to minimize conflicts with respect to shopping centers and certain of our commercial properties.

Shared Services.    We share with The Saul Organization certain ancillary functions, such as computer and payroll services, benefits administration and in-house legal services. The terms of all sharing arrangements, including payments related thereto, are reviewed periodically by our audit committee, which is comprised solely of independent directors. Included in our general and administrative expenses for the year ended December 31, 2002 are charges totaling $2,574,000 related to such shared services, which were paid to The Saul Organization. For the six months ended June 30, 2003, we included $1,270,000 of shared service charges in our general and administrative expense. Although we believe that the amounts allocated to us for such shared services represent a fair allocation between us and The Saul Organization, we have not obtained a third party appraisal of the value of these services.

Related Party Rents.    Chevy Chase Bank leases space in several of the shopping centers owned by us. The total revenue from Chevy Chase Bank for fiscal year 2002 and the six months ended June 30, 2003 was $1,368,000 and $693,000, respectively, representing approximately 1.5% of our total revenue for each period. Although we believe that these leases have comparable terms to leases we have entered into with third-party tenants, the terms of these leases were not set as a result of arm’s-length negotiation. In addition, because Chevy Chase Bank is a member of The Saul Organization, we may be less inclined to take an action or the timing of any action could be influenced if there is a default. The terms of any lease with Chevy Chase Bank are approved in advance by our audit committee, which is comprised solely of independent directors.

In addition, the lease for our corporate headquarters, which commenced in March 2002, is with a member of The Saul Organization. The 10-year lease provides for an initial annual rental payment of $513,000, escalated at

3% per year, with payment of a pro-rata share of operating expenses over a base year amount. The lease also provides for annual adjustments of rent based on the square footage used by us during the year. The total rental expense for the year ended December 31, 2002 and for the six months ended June 30, 2003 was $549,000 and $328,000, respectively. Although we believe that this lease has comparable terms to what would have been obtained from a third party landlord, we did not seek bid proposals from any independent third parties when entering into our new corporate headquarters lease.

Conflicts Based on Individual Tax Considerations.    The tax basis of members of The Saul Organization in our portfolio properties which were contributed to certain partnerships at the time of our initial public offering in 1993 was substantially less than the fair market value thereof at the time of their contribution. In the event of our disposition of such properties, a disproportionately large share of the gain for federal income tax purposes would be allocated to members of The Saul Organization. In addition, future reductions of the level of our debt, or future releases of the guarantees or indemnities with respect thereto by members of The Saul Organization, would cause members of The Saul Organization to be considered, for federal income tax purposes, to have received constructive distributions. Depending on the overall level of debt and other factors, these distributions could be in excess of The Saul Organization’s bases in their Partnership units, in which case such excess constructive distributions would be taxable.

Consequently, it is in the interests of The Saul Organization that we continue to hold the contributed portfolio properties, that a portion of our debt remains outstanding or is refinanced and that The Saul Organization guarantees and indemnities remain in place, in order to defer the taxable gain to members of The Saul Organization. Therefore, The Saul Organization may seek to cause us to retain the contributed portfolio properties, and to refrain from reducing our debt or releasing The Saul Organization guarantees and indemnities, even when such action may not be in the interests of some, or a majority, of our stockholders. In order to minimize these conflicts, decisions as to sales of the portfolio properties, or any refinancing, repayment or release of guarantees and indemnities with respect to our debt, will be made by the independent directors.

Ability to Block Certain Actions.    Under applicable law and the limited partnership agreement of the Partnership, consent of the limited partners is required to permit certain actions, including the sale of all or substantially all of the Partnership’s assets. Therefore, members of The Saul Organization, through their status as limited partners in the Partnership, could prevent the taking of any such actions, even if they were in the interests of some, or a majority, of our stockholders.

The amount of debt we have and the restrictions imposed by that debt could adversely affect our business and financial condition.

As of June 30, 2003, we had approximately $380 million of debt outstanding (consisting of $333 million of fixed rate and $47 million of variable rate debt), of which approximately $341 million (consisting of $333 million of fixed rate and $8 million of variable rate debt) was secured by 23 of our properties. Of our $380 million of debt as of June 30, 2003, $17 million was short-term debt and $363 million was long-term debt.

We currently have a general policy of limiting our borrowings to 50 percent of asset value, i.e., the value of our portfolio, as determined by our Board of Directors by reference to the aggregate annualized cash flow from our portfolio. Our organizational documents contain no limitation on the amount or percentage of indebtedness which we may incur. Therefore, the Board of Directors could alter or eliminate the current limitation on borrowing at any time. If our debt capitalization policy were changed, we could become more highly leveraged, resulting in an increase in debt service that could adversely affect our operating cash flow and our ability to make expected distributions to stockholders, and in an increased risk of default on our obligations.

We have established our debt capitalization policy relative to asset value, which is computed by reference to the aggregate annualized cash flow from the properties in our portfolio rather than relative to book value. We have used a measure tied to cash flow because we believe that the book value of our portfolio properties, which is the depreciated historical cost of the properties, does not accurately reflect our ability to borrow. Asset value, however, is somewhat more variable than book value, and may not at all times reflect the fair market value of the underlying properties.

The amount of our debt outstanding from time to time could have important consequences to our stockholders. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, property acquisitions and other appropriate business opportunities that may arise in the future;

•	limit our ability to obtain any additional financing we may need in the future for working capital, debt refinancing, capital expenditures, acquisitions, development or other general corporate purposes;

•	make it difficult to satisfy our debt service requirements;

•	limit our ability to make distributions on our outstanding common stock and any preferred stock or depositary shares that may be offered hereunder;

•	require us to dedicate increased amounts of our cash flow from operations to payments on our variable rate, unhedged debt if interest rates rise;

•	limit our flexibility in planning for, or reacting to, changes in our business and the factors that affect the profitability of our business, which may place us at a disadvantage compared to competitors with less debt or debt with less restrictive terms; and

•	limit our ability to obtain any additional financing we may need in the future for working capital, debt refinancing, capital expenditures, acquisitions, development or other general corporate purposes.

Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance, our indebtedness will depend primarily on our future performance, which to a certain extent is subject to economic, financial, competitive and other factors described in this section. If we are unable to generate sufficient cash flow from our business in the future to service our debt or meet our other cash needs, we may be required to refinance all or a portion of our existing debt, sell assets or obtain additional financing to meet our debt obligations and other cash needs. Our ability to refinance, sell assets or obtain additional financing may not be possible on terms that we would find acceptable.

We are obligated to comply with financial and other covenants in our debt that could restrict our operating activities, and the failure to comply could result in defaults that accelerate the payment under our debt.

Our secured debt generally contains customary covenants, including, among others, provisions:

•	relating to the maintenance of the property securing the debt;

•	restricting our ability to assign or further encumber the properties securing the debt; and

•	restricting our ability to enter into certain new leases or to amend or modify certain existing leases without obtaining consent of the lenders.

Our unsecured debt generally contains various restrictive covenants. The covenants in our unsecured debt include, among others, provisions restricting our ability to:

•	incur additional unsecured debt;

•	guarantee additional debt;

•	make certain distributions, investments and other restricted payments, including distribution payments on our outstanding stock;

•	create certain liens;

•	increase our overall secured and unsecured borrowing beyond certain levels; and

•	consolidate, merge or sell all or substantially all of our assets.

Our ability to meet some of the covenants in our debt, including covenants related to the condition of the property or payment of real estate taxes, may be dependent on the performance by our tenants under their leases.

In addition, all of the Company’s variable rate debt, including its line of credit, require the Company and its subsidiaries to maintain financial covenants. The Company’s material financial covenants require the Company, on a consolidated basis, to

•	limit the amount of debt so as to maintain a gross asset value in excess of liabilities of at least $250 million;

•	limit the amount of debt as a percentage of gross asset value (leverage ratio) to less than 60%;

•	limit the amount of debt so that interest coverage will exceed 1.9 to 1 on a trailing four quarter basis; and

•	limit the amount of debt so that interest and scheduled principal amortization coverage exceeds 1.6 to 1).

As of June 30, 2003, we were in compliance with all such covenants. If we were to breach any of our debt covenants and did not cure the breach within any applicable cure period, our lenders could require us to repay the debt immediately, and, if the debt is secured, could immediately begin proceedings to take possession of the property securing the loan. Some of our debt arrangements are cross-defaulted, which means that the lenders under those debt arrangements can put us in default and require immediate repayment of their debt if we breach and fail to cure a covenant under certain of our other debt obligations. As a result, any default under our debt covenants could have an adverse effect on our financial condition, our results of operations, our ability to meet our obligations and the market value of our shares.

Our development activities are inherently risky.

The ground-up development of improvements on real property, as opposed to the renovation and redevelopment of existing improvements, presents substantial risks. In addition to the risks associated with real estate investment in general as described elsewhere, the risks associated with our remaining development activities include:

•	significant time lag between commencement and completion subjects us to greater risks due to fluctuation in the general economy;

•	failure or inability to obtain construction or permanent financing on favorable terms;

•	expenditure of money and time on projects that may never be completed;

•	inability to achieve projected rental rates or anticipated pace of lease-up;

•	higher-than-estimated construction costs, including labor and material costs; and

•	possible delay in completion of the project because of a number of factors, including weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, or acts of God (such as fires, earthquakes or floods).

Redevelopments and acquisitions may fail to perform as expected.

Our investment strategy includes the redevelopment and acquisition of community and neighborhood shopping centers that are anchored by supermarkets, drugstores or high volume, value-oriented retailers that provide consumer necessities. The redevelopment and acquisition of properties entails risks that include the following, any of which could adversely affect our results of operations and our ability to meet our obligations:

•	our estimate of the costs to improve, reposition or redevelop a property may prove to be too low, and, as a result, the property may fail to achieve the returns we have projected, either temporarily or for a longer time;

•	we may not be able to identify suitable properties to acquire or may be unable to complete the acquisition of the properties we identify;

•	we may not be able to integrate new developments or acquisitions into our existing operations successfully;

•	properties we redevelop or acquire may fail to achieve the occupancy or rental rates we project at the time we make the decision to invest, which may result in the properties’ failure to achieve the returns we projected;

•	our pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs until after the property is acquired, which could significantly increase our total acquisition costs; and

•	our investigation of a property or building prior to our acquisition, and any representations we may receive from the seller, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost.

Our ability to grow will be limited if we cannot obtain additional capital.

Our growth strategy includes the redevelopment of properties we already own and the acquisition of additional properties. Because we are required to distribute to our stockholders at least 90% of our taxable income each year to continue to qualify as a real estate investment trust, or REIT, for federal income tax purposes, in addition to our undistributed operating cash flow, we rely upon the availability of debt or equity capital to fund our growth, which financing may or may not be available on favorable terms or at all. The debt could include mortgage loans from third parties or the sale of debt securities. Equity capital could include our common stock or preferred stock. Additional financing, refinancing or other capital may not be available in the amounts we desire or on favorable terms. Our access to debt or equity capital depends on a number of factors, including the market’s perception of our growth potential, our ability to pay dividends, and our current and potential future earnings. Depending on the outcome of these factors, we could experience delay or difficulty in implementing our growth strategy on satisfactory terms, or be unable to implement this strategy.

Rising interest rates could adversely affect our cash flow and the market price of any preferred stock or depositary shares we may issue hereunder.

Of our approximately $380 million of debt outstanding as of June 30, 2003, approximately $47 million bears interest at variable rates. Our variable rate debt is unhedged and is not subject to any interest rate caps. We also may borrow additional funds at variable interest rates in the future. Increases in interest rates would increase our interest expense on our variable rate debt and reduce our cash flow, which could adversely affect our ability to service our debt and meet our other obligations and also could reduce the amount we are able to distribute to our stockholders. Although we may enter into hedging arrangements or other transactions as to a portion of our variable rate debt to limit our exposure to rising interest rates, the amounts we are required to pay under the variable rate debt to which the hedging or similar arrangements relate may increase in the event of non-performance by the counterparties to any of our hedging arrangements. In addition, an increase in market interest rates may lead purchasers of our preferred stock and depositary shares to demand a higher annual yield, which could adversely affect the market price of any preferred stock or depositary shares we may issue hereunder.

Our performance and value are subject to general risks associated with the real estate industry.

Our economic performance and the value of our real estate assets, and, consequently, the value of our investments, are subject to the risk that if our properties do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our stockholders will be adversely affected. As a real estate company, we are susceptible to the following real estate industry risks:

•	economic downturns in the areas where our properties are located;

•	adverse changes in local real estate market conditions, such as oversupply or reduction in demand;

•	changes in tenant preferences that reduce the attractiveness of our properties to tenants;

•	zoning or regulatory restrictions;

•	decreases in market rental rates;

•	weather conditions that may increase energy costs and other operating expenses;

•	costs associated with the need to periodically repair, renovate and re-lease space; and

•	increases in the cost of adequate maintenance, insurance and other operating costs, including real estate taxes, associated with one or more properties, which may occur even when circumstances such as market factors and competition cause a reduction in revenues from one or more properties, although real estate taxes typically do not increase upon a reduction in such revenues.

Many real estate costs are fixed, even if income from our properties decreases.

Our financial results depend primarily on leasing space in our properties to tenants on terms favorable to us. Costs associated with real estate investment, such as real estate taxes and maintenance costs, generally are not reduced even when a property is not fully occupied, rental rates decrease, or other circumstances cause a reduction in income from the investment. As a result, cash flow from the operations of our properties may be reduced if a tenant does not pay its rent or we are unable to rent our properties on favorable terms. Under those circumstances, we might not be able to enforce our rights as landlord without delays, and may incur substantial legal costs. Additionally, new properties that we may acquire or develop may not produce any significant revenue immediately, and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with that property until the property is fully leased.

Competition may limit our ability to purchase new properties and generate sufficient income from tenants.

Numerous commercial developers and real estate companies compete with us in seeking tenants for properties and properties for acquisition. This competition may:

•	reduce properties available for acquisition;

•	increase the cost of properties available for acquisition;

•	reduce rents payable to us;

•	interfere with our ability to attract and retain tenants;

•	lead to increased vacancy rates at our properties; and

•	adversely affect our ability to minimize expenses of operation.

Retailers at our shopping center properties also face increasing competition from outlet stores, discount shopping clubs, and other forms of marketing of goods, such as direct mail, internet marketing and telemarketing. This competition may reduce percentage rents payable to us and may contribute to lease defaults or insolvency of tenants. If we are unable to continue to attract appropriate retail tenants to our properties, or to purchase new properties in our geographic markets, it could materially affect our ability to generate net income, service our debt and make distributions to our stockholders.

We may be unable to sell properties when appropriate because real estate investments are illiquid.

Real estate investments generally cannot be sold quickly. In addition, there are some limitations under federal income tax laws applicable to real estate and to REITs in particular that may limit our ability to sell our assets. We may not be able to alter our portfolio promptly in response to changes in economic or other conditions. Our inability to respond quickly to adverse changes in the performance of our investments could have an adverse effect on our ability to meet our obligations and make distributions to our stockholders.

Our insurance coverage on our properties may be inadequate.

We carry comprehensive insurance on all of our properties, including insurance for liability, fire, flood, terrorism and rental loss. These policies contain coverage limitations. We believe this coverage is of the type and amount customarily obtained for or by an owner of real property assets. We intend to obtain similar insurance coverage on subsequently acquired properties.

As a consequence of the September 11, 2001 terrorist attacks and other significant losses incurred by the insurance industry, the availability of insurance coverage has decreased and the prices for insurance have increased. As a result, we may be unable to renew or duplicate our current insurance coverage in adequate amounts or at reasonable prices. In addition, insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and toxic mold, or, if offered, the expense of obtaining these types of insurance may not be justified. We therefore may cease to have insurance coverage against certain types of losses and/or there may be decreases in the limits of insurance available. If an uninsured loss or a loss in excess of our insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property, but still remain obligated for any mortgage debt or other financial obligations related to the property. Material losses in excess of insurance proceeds may occur in the future. Also, due to inflation, changes in codes and ordinances, environmental considerations and other factors, it may not be feasible to use insurance proceeds to replace a building after it has been damaged or destroyed. Events such as these could adversely affect our results of operations and our ability to meet our obligations, including distributions to our stockholders.

Environmental laws and regulations could reduce the value or profitability of our properties.

All real property and the operations conducted on real property are subject to federal, state and local laws, ordinances and regulations relating to hazardous materials, environmental protection and human health and safety. Under various federal, state and local laws, ordinances and regulations, we and our tenants may be required to investigate and clean up certain hazardous or toxic substances released on or in properties we own or operate, and also may be required to pay other costs relating to hazardous or toxic substances. This liability may be imposed without regard to whether we or our tenants knew about the release of these types of substances or were responsible for their release. The presence of contamination or the failure properly to remediate contamination at any of our properties may adversely affect our ability to sell or lease those properties or to borrow using those properties as collateral. The costs or liabilities could exceed the value of the affected real estate. We are not aware of any environmental condition with respect to any of our properties that management believes would have a material adverse effect on our business, assets or results of operations taken as a whole. The uses of any of our properties prior to our acquisition of the property and the building materials used at the property are among the property-specific factors that will affect how the environmental laws are applied to our properties. If we are subject to any material environmental liabilities, the liabilities could adversely affect our results of operations and our ability to meet our obligations.

We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist on the properties in the future. Compliance with existing and new laws and regulations may require us or our tenants to spend funds to remedy environmental problems. Our tenants, like many of their competitors, have incurred, and will continue to incur, capital and operating expenditures and other costs associated with complying with these laws and regulations, which will adversely affect their potential profitability.

Generally, our tenants must comply with environmental laws and meet remediation requirements. Our leases typically impose obligations on our tenants to indemnify us from any compliance costs we may incur as a result of the environmental conditions on the property caused by the tenant. If a tenant fails to or cannot comply, we could be forced to pay these costs. If not addressed, environmental conditions could impair our ability to sell or re-lease the affected properties in the future or result in lower sales prices or rent payments.

The Americans with Disabilities Act of 1990 could require us to take remedial steps with respect to newly acquired properties.

The properties, as commercial facilities, are required to comply with Title III of the Americans with Disabilities Act of 1990. Investigation of a property may reveal non-compliance with this Act. The requirements of the Act, or of other federal, state or local laws, also may change in the future and restrict further renovations of our properties with respect to access for disabled persons. Future compliance with the Act may require expensive changes to the properties.

The revenues generated by our tenants could be negatively affected by various federal, state and local laws to which they are subject.

We and our tenants are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, consumer protection laws and state and local fire, life-safety and similar requirements that affect the use of the properties. The leases typically require that each tenant comply with all regulations. Failure to comply could result in fines by governmental authorities, awards of damages to private litigants, or restrictions on the ability to conduct business on such properties. Non-compliance of this sort could reduce our revenues from a tenant, could require us to pay penalties or fines relating to any non-compliance, and could adversely affect our ability to sell or lease a property.

The market value of any preferred stock or depositary shares we offer hereunder could be substantially affected by various factors.

Any preferred stock or depositary shares we may offer hereunder will be a new issue of securities with no established trading market. In addition, any preferred stock or depositary shares we offer hereunder may have no stated maturity date. Therefore, if you are seeking liquidity, you will be limited to selling the preferred stock or depositary shares in the secondary market. We may or may not apply to list any preferred stock or depositary shares issued hereunder on a national securities exchange or automated quotation system. Even if we elect to list the securities, an active trading market for the securities may not develop or last, in which case the trading price of the securities could be adversely affected. If an active trading market does develop on any national securities exchange or automated quotation system on which the securities are listed or quoted, the securities may trade at prices higher or lower than their initial offering price. The trading price of the securities would depend on many factors, including:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic conditions; and

•	our financial condition, performance and prospects.

Failure to qualify as a REIT for federal income tax purposes would cause us to be taxed as a corporation, which would substantially reduce funds available for payment of distributions.

We believe that we are organized and qualified as a REIT, and currently intend to operate in a manner that will allow us to continue to qualify as a REIT for federal income tax purposes under the Code. However, the IRS could successfully assert that we are not qualified as such. In addition, we may not remain qualified as a REIT in the future.

Qualification as a REIT involves the application of highly technical and complex Code provisions. The complexity of these provisions and of the applicable income tax regulations that have been issued under the Code by the United States Department of Treasury is greater in the case of a REIT that holds its assets in partnership form. Certain facts and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying rents and other income. Satisfying this requirement could be difficult, for example, if defaults by tenants were to reduce the amount of income from qualifying rents. Also, we must make annual distributions to stockholders of at least 90% of our net taxable income (excluding capital gains). In addition, new legislation, new regulations, new administrative interpretations or new court decisions may significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.

If we fail to qualify as a REIT:

•	we would not be allowed a deduction for dividend distributions to stockholders in computing taxable income;

•	we would be subject to federal income tax at regular corporate rates;

•	we could be subject to the federal alternative minimum tax;

•	unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified;

•	we could be required to pay significant income taxes, which would substantially reduce the funds available for investment and for distribution to our stockholders for each year in which we failed to qualify; and

•	we would no longer be required by law to make any distributions to our stockholders.

We believe that the Partnership is treated as a partnership, and not as a corporation, for federal income tax purposes. If the IRS were to challenge successfully the status of the Partnership as a partnership for federal income tax purposes:

•	the Partnership would be taxed as a corporation;

•	we would cease to qualify as a REIT for federal income tax purposes; and

•	the amount of cash available for distribution to our stockholders would be substantially reduced.

We may be required to incur additional debt to qualify as a REIT.

As a REIT, we must make annual distributions to stockholders of at least 90% of our REIT taxable income. We are subject to income tax on amounts of undistributed REIT taxable income and net capital gain. In addition, we would be subject to a 4% excise tax if we fail to distribute sufficient income to meet a minimum distribution test based on our ordinary income, capital gain and aggregate undistributed income from prior years.

We intend to make distributions to stockholders to comply with the Code’s distribution provisions and to avoid federal income and excise tax. We may need to borrow funds to meet our distribution requirements because:

•	our income may not be matched by our related expenses at the time the income is considered received for purposes of determining taxable income; and

•	non-deductible capital expenditures or debt service requirements may reduce available cash but not taxable income.

In these circumstances, we might have to borrow funds on unfavorable terms and even if our management believes the market conditions make borrowing financially unattractive.

The structure of our leases may jeopardize our ability to qualify as a REIT.

If the IRS were to challenge successfully the characterization of one or more of our leases of properties as leases for federal income tax purposes, the Partnership would not be treated as the owner of the related property or properties for federal income tax purposes. As a result, the Partnership would lose tax depreciation and cost recovery deductions with respect to one or more of our properties, which in turn could cause us to fail to qualify as a REIT. Although we will use our best efforts to structure any leasing transaction for properties acquired in the future so the lease will be characterized as a lease and the Partnership will be treated as the owner of the property for federal income tax purposes, we will not seek an advance ruling from the IRS and do not intend to seek an opinion of counsel that the Partnership will be treated as the owner of any leased properties for federal income tax purposes. Thus, the IRS could successfully assert that future leases will not be treated as leases for federal income tax purposes, which could adversely affect our financial condition and results of operations.

To maintain our status as a REIT, we limit the amount of shares any one stockholder can own.

The Code imposes certain limitations on the ownership of the stock of a REIT. For example, not more than 50% in value of our outstanding shares of capital stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code). To protect our REIT status, our articles of incorporation restrict beneficial and constructive ownership (defined by reference to various Code provisions) to no more than 5% in value of our issued and outstanding equity securities by any single stockholder with the exception of members of The Saul Organization, who, prior to actions discussed below, were restricted to beneficial and constructive ownership, of no more than 24.9% in value of our issued and outstanding equity securities.

The constructive ownership rules are complex. Shares of our capital stock owned, actually or constructively, by a group of related individuals and/or entities may be treated as constructively owned by one of those individuals or entities. As a result, the acquisition of less than 5% or 24.9% in value of our issued and outstanding equity securities, by an individual or entity could cause that individual or entity (or another) to own constructively more than 5% or 24.9% in value of the outstanding stock. If that happened, either the transfer or ownership would be void or the shares would be transferred to a charitable trust and then sold to someone who can own those shares without violating the respective ownership limit.

The Board of Directors may waive these restrictions on a case-by-case basis. In September 1999, our Board of Directors agreed to waive the ownership limit with respect to Wells Fargo Bank, National Association and U.S. Bank National Association, the pledgees of certain shares of our common stock and units issued by the Partnership and held by members of The Saul Organization. In addition, in March 2000, the Board of Directors agreed to increase the ownership limit with respect to members of The Saul Organization, allowing the members to beneficially and constructively own up to 29.9% in value of our issued and outstanding equity securities. As of June 30, 2003, Wells Fargo, U.S. Bank and members of The Saul Organization owned 0%, 0% and 29.0% of the issued and outstanding equity securities, respectively.

The ownership restrictions may delay, defer or prevent a transaction or a change of our control that might involve a premium price for our equity stock or otherwise be in the stockholders’ best interest.

Recent tax legislation provides favorable treatment for dividends of regular corporations, but not generally dividends from REITs.

On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 (which we will refer to as the Act). Under the Act, the maximum tax rate on the long-term capital gains of non-corporate taxpayers is 15% (applicable to sales occurring from May 7, 2003 through December 31, 2008). The Act also reduced the tax rate on “qualified dividend income” to the maximum capital gains rate. Because, as a REIT, we are not generally subject to tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our distributions are not generally eligible for this new tax rate on dividends. As a result, our ordinary REIT dividends continue to be taxed at the higher tax rates applicable to ordinary income. Without further legislation, the maximum tax rate on long-term capital gains will revert to 20% in 2009, and dividends will again be subject to tax at ordinary rates.

We cannot assure you we will continue to pay dividends at historical rates.

Our ability to continue to pay dividends on our common stock at historical rates or to increase our common stock dividend rate, and our ability to pay any dividends on preferred stock or depositary shares we may issue hereunder and service our debt securities, will depend on a number of factors, including, among others, the following:

•	our financial condition and results of future operations;

•	the performance of lease terms by tenants;

•	the terms of our loan covenants; and

•	our ability to acquire, finance, develop or redevelop and lease additional properties at attractive rates.

If we do not maintain or increase the dividend rate on our common stock, it could have an adverse effect on the market price of our common stock and other securities. Any preferred stock or depositary shares we may offer hereunder may have a fixed dividend rate that would not increase with any increases in the dividend rate of our common stock. Conversely, payment of dividends on our common stock may be subject to payment in full of the dividends on any preferred stock or depositary shares and payment of interest on any debt securities we may offer.

Certain tax and anti-takeover provisions of our articles of incorporation and bylaws may inhibit a change of our control.

Certain provisions contained in our articles of incorporation and bylaws and the Maryland General Corporation Law may discourage a third party from making a tender offer or acquisition proposal to us. If this were to happen, it could delay, deter or prevent a change in control or the removal of existing management. These provisions also may delay or prevent the stockholders from receiving a premium for their stock over then-prevailing market prices. These provisions include:

•	the REIT ownership limit described above;

•	authorization of the issuance of our preferred stock with powers, preferences or rights to be determined by the Board of Directors;

•	a staggered, fixed-size Board of Directors consisting of three classes of directors;

•	special meetings of our stockholders may be called only by the Chairman of the Board, the president, by a majority of the directors or by stockholders possessing no less than 25% of all the votes entitled to be cast at the meeting;

•	the Board of Directors, without a stockholder vote, can classify or reclassify unissued shares of preferred stock;

•	a member of the Board of Directors may be removed only for cause upon the affirmative vote of 75% of the Board of Directors or 75% of the then-outstanding capital stock;

•	advance notice requirements for proposals to be presented at stockholder meetings; and

•	the terms of our articles of incorporation regarding business combinations and control share acquisitions.

We may amend or revise our business policies without your approval.

Our Board of Directors may amend or revise our operating policies without stockholder approval. Our investment, financing and borrowing policies and policies with respect to all other activities, such as growth, debt, capitalization and operations, are determined by the Board of Directors or those committees or officers to whom the Board of Directors has delegated that authority. The Board of Directors may amend or revise these policies at any time and from time to time at its discretion. A change in these policies could adversely affect our financial condition and results of operations, and the market price of our securities.

FORWARD-LOOKING INFORMATION

This prospectus contains, and any accompanying prospectus supplement will contain, forward-looking statements. Also, documents that we “incorporate by reference” into this prospectus, including documents that we subsequently file with the SEC, will contain forward-looking statements. When we refer to forward-looking statements or information, sometimes we use words such as “may,” “will,” “could,” “should,” “plans,” “intends,” “expects,” “believes,” “estimates,” “anticipates” and “continues.” These forward-looking statements are subject to certain risks and uncertainties, not all of which can be predicted or anticipated. We have included important factors under the section above captioned “Risk Factors” that could cause actual results to differ materially from the forward-looking statements.

Many things can happen that can cause actual results to be different from those we describe, including the factors described under the section above captioned “Risk Factors.” Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements. We also make no promise to update any of the forward-looking statements, or to publicly release the results if we revise any of them.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we will contribute the net proceeds of a sale of securities to the Partnership in exchange for substantially identical securities of the Partnership. The Partnership will use the net proceeds from the sale of securities for one or more of the following:

•	repayment of debt;

•	acquisition of additional properties;

•	development of new properties;

•	redevelopment of existing properties;

•	redemption of any preferred stock or depositary shares then outstanding; and

•	working capital and general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges	1.85x	2.12x	2.01x	1.88x	1.72x	1.85x	1.73x

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income before minority interest after adjustment for change in accounting method and fixed charges. Fixed charges consist of interest and debt expense, capitalized interest and interest portion of rental expense.

DESCRIPTION OF PREFERRED STOCK

The following is a general description of the preferred stock that we may offer from time to time. The particular terms of the preferred stock being offered and the extent to which such general provisions may apply will be set forth in the applicable prospectus supplement. The statements below describing our preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles of incorporation and our bylaws. You should read our articles of incorporation and our bylaws for more complete information.

Authorized Stock

Our articles of incorporation allow us to issue up to 30,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of June 30, 2003, we had 15,593,523 shares of common stock outstanding and no shares of preferred stock outstanding.

Preferred Stock

General.    Shares of preferred stock may be offered and sold from time to time, in one or more series, as authorized by the Board of Directors. The Board of Directors is authorized by Maryland law and our articles of incorporation to set for each series the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption. The Board of Directors has the power to set preferences, powers and rights, voting or other terms preferred stock that are senior to, or better than, the rights of holders of common stock or other classes or series of preferred stock. The offer and sale of preferred stock could have the effect of delaying or preventing a change of our control that might involve a premium price for holders of our common stock or otherwise be favorable to them.

Terms.    You should refer to the prospectus supplement relating to the offering of any preferred stock for specific terms, including the following terms:

•	the title and stated value of the preferred stock;

•	the number of shares of preferred stock offered and the offering price of those shares;

•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation of any of those terms that apply to those shares of preferred stock;

•	the date from which dividends on those shares of preferred stock will accumulate, if applicable;

•	the terms and amount of a sinking fund, if any, for the purchase or redemption of those shares of preferred stock;

•	the redemption rights, including conditions and the redemption price(s), if applicable, of those shares of preferred stock;

•	any listing of those shares of preferred stock on any securities exchange or automated quotation system;

•	the relative ranking and preference of those shares of preferred stock as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

•	any limitations on issuance of any series of preferred stock ranking senior to or on a parity with that series of preferred stock as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

•	the procedures for any auction and remarketing, if any, for those shares of preferred stock;

•	any other specific terms, preferences, rights, limitations or restrictions of those shares of preferred stock;

•	a discussion of federal income tax consequences applicable to those shares of preferred stock; and

•	any limitations on direct or beneficial ownership and restrictions on transfer in addition to those described in “Provisions of Maryland Law and our Articles of Incorporation and Bylaws—Restrictions on Ownership and Transfer,” in each case as may be appropriate to preserve our status as a real estate investment trust.

The terms of any preferred stock we issue through this prospectus will be set forth in an articles supplementary or amendment to our articles of incorporation. We will file the articles supplementary or amendment as an exhibit to the registration statement that includes this prospectus, or as an exhibit to a filing with the SEC that is incorporated by reference into this prospectus. The description of preferred stock in any prospectus supplement will not describe all of the terms of the preferred stock in detail. You should read the applicable articles supplementary or amendment to our articles of incorporation for a complete description of all of the terms.

Rank.    Unless we say otherwise in a prospectus supplement, the preferred stock offered through that supplement will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank:

•	senior to all classes or series of our common stock, and to all other equity securities ranking junior to those shares of preferred stock;

•	on a parity with all of our equity securities ranking on a parity with the shares of preferred stock; and

•	junior to all of our equity securities ranking senior to the shares of preferred stock.

The term “equity securities” does not include convertible debt securities.

Dividends.    Subject to any preferential rights of any outstanding shares or series of shares and to the provisions of our articles of incorporation regarding ownership of shares in excess of the ownership limitation described below under “Provisions of Maryland Law and our Articles of Incorporation and Bylaws – Restrictions on Ownership and Transfer,” our preferred stockholders are entitled to receive dividends, when and as authorized by our Board of Directors, out of legally available funds.

Redemption.    If we provide for a redemption right in a prospectus supplement, the preferred stock offered through that supplement will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in that supplement.

Liquidation Preference.    As to any preferred stock offered through this prospectus, the applicable supplement shall provide that, upon the voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of those shares of preferred stock shall receive, before any distribution or payment shall be made to the holders of any other class or series of stock ranking junior to those shares of preferred stock in our distribution of assets upon any liquidation, dissolution or winding up, and after payment or provision for payment of our debts and other liabilities, out of our assets legally available for distribution to stockholders, liquidating distributions in the amount of any liquidation preference per share (set forth in the applicable supplement), plus an amount, if applicable, equal to all distributions accrued and unpaid thereon (not including any accumulation in respect of unpaid distributions for prior distribution periods if those shares of preferred stock do not have a cumulative distribution). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of those shares of preferred stock will have no right or claim to any of our remaining assets. In the event that, upon our voluntary or involuntary liquidation, dissolution or winding up, the legally available assets are insufficient to pay the amount of the liquidating distributions on all of those outstanding shares of preferred stock and the corresponding amounts payable on all of our shares of other classes or series of equity security ranking on a parity with those shares of preferred stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of those shares of preferred stock and all other such classes or series of equity security shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

If the liquidating distributions are made in full to all holders of preferred stock entitled to receive those distributions prior to any other classes or series of equity security ranking junior to the preferred stock upon our liquidation, dissolution or winding up, then our remaining assets shall be distributed among the holders of those junior classes or series of equity stock, in each case according to their respective rights and preferences and their respective number of shares of stock.

Voting Rights.    Unless otherwise indicated in the applicable supplement, holders of our preferred stock will not have any voting rights, except as may be required by applicable law or any applicable rules and regulations of any national securities exchange or automated quotation system where the preferred stock is listed or quoted.

Conversion Rights.    No preferred stock offered through this prospectus shall be convertible into common stock.

Book-Entry Preferred Stock.    The preferred stock of a series may be issued in the form of global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to such series. Although we anticipate that the preferred stock of a series will be issued in whole in the form on a single global security, it is possible that we may issue the preferred stock of a series in whole or in part in the form of more than one global security. For example, we may elect to issue a portion of the preferred stock of a series in the form of one global security and another portion of the preferred stock of a series in the form of another global security. In addition, we may elect to issue a portion of the preferred stock of a series in the form of traditional stock certificates and another portion of the preferred stock of a series in the form of one or more global securities. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of preferred stock will be described in the applicable prospectus supplement relating to such series.

Transfer Agent and Registrar.    We will identify the transfer agent and registrar for any series of shares of preferred stock issued through this prospectus in a prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

The following is a general description of the depositary shares that we may offer from time to time. The particular terms of the depositary shares being offered and the extent to which such general provisions may apply will be set forth in the applicable prospectus supplement.

General.    We may issue receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of a class of our preferred stock. We will deposit the shares of preferred stock of any series represented by depositary shares with a depositary under a deposit agreement. We will identify the depositary in a prospectus supplement. Subject to the terms of the deposit agreement, if you own a depositary share, you will be entitled, in proportion to the fraction of the share of preferred stock represented by your depositary share, to all of the rights and preferences to which you would be entitled if you owned the share of preferred stock represented by your depositary share directly (including dividend, voting, redemption, subscription and liquidation rights).

The depositary shares will be represented by depositary receipts issued pursuant to the applicable deposit agreement. Immediately following the issuance and delivery of our preferred stock to the depositary, we will cause the depositary to issue, on our behalf, the depositary receipts. Upon request, we will provide you with copies of the applicable form of deposit agreement and depositary receipt.

Dividends and Other Provisions.    If you are a “record holder” (as defined below) of depositary receipts and we pay a cash dividend or other cash distribution with respect to the preferred stock represented by your depositary share, the depositary will distribute all cash dividends or other cash distributions it receives in respect of the preferred stock represented by your depositary receipts in proportion to the numbers of depositary shares you owned on the record date for that dividend or distribution.

If we make a distribution in a form other than cash, the depositary will distribute the property it receives to you and all other record holders of depositary receipts in an equitable manner, unless the depositary determines that it is not feasible to do so. If the depositary decides it cannot feasibly distribute the property, it may sell the property and distribute the net proceeds from the sale to you and the other record holders. The amount the depositary distributes in any of the foregoing cases may be reduced by any amounts that we or the depositary is required to withhold on account of taxes.

A “record holder” is a person who holds depositary receipts on the record date for any dividend, distribution or other action. The record date for depositary shares will be the same as the record date for the preferred stock represented by those depositary receipts.

Withdrawal of Preferred Stock.    If you surrender your depositary receipts, the depositary will be required to deliver certificates to you evidencing the number of shares of preferred stock represented by those receipts (but only in whole shares). If you deliver depositary receipts representing a number of depositary shares that is greater than the number of whole shares to be withdrawn, the depositary will deliver to you at the same time a new depositary receipt evidencing the fractional shares.

Redemption of Depositary Shares.    If we redeem a series of shares of preferred stock represented by depositary receipts, the depositary will redeem depositary shares from the proceeds it receives after redemption of the preferred stock. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of shares of preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary will select shares to be redeemed by lot, pro rata or by any other equitable method it may determine. After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. All rights of the holders of those depositary shares will cease, except the right to receive the redemption price that the holders of the depositary shares were entitled to receive upon redemption. Payments will be made when holders surrender their depositary receipts to the depositary.

Voting the Preferred Stock.    When the depositary receives notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will mail information contained in the notice to you as a record holder of the depositary shares relating to the preferred stock. As a record holder of the depositary shares on the record date (which will be the same date as the record date for the preferred stock), you will be entitled to instruct the depositary as to how you would like your votes to be exercised. The depositary will endeavor, insofar as practicable, to vote the number of shares of preferred stock represented by your depositary shares in accordance with your instructions. We will agree to take all reasonable action that the depositary may deem necessary to enable the depositary to do this. If you do not send specific instructions the depositary will not vote the preferred stock represented by your depositary shares.

Liquidation Preference.    In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, you will be entitled, as a record holder of depositary shares, to the fraction of the liquidation preference accorded each applicable share of preferred stock, as has been set forth in a prospectus supplement.

Amendment and Termination of the Deposit Agreement.    We and the depositary may amend the form of depositary receipt and any provision of the deposit agreement at any time. However, any amendment which materially and adversely alters your rights as a holder of depositary shares will not be effective unless the holders of at least a majority of the depositary shares then outstanding approve the amendment. The deposit agreement will only terminate if:

•	we redeem all outstanding depositary shares; or

•	we make a final distribution in respect of the related preferred stock to which the depositary shares and agreement relate, including in connection with any liquidation, dissolution or winding up and the distribution has been distributed to the holders of depositary shares.

Resignation and Removal of Depositary.    The depositary may resign at any time by delivering notice to us of its election to do so. Additionally, we may remove the depositary at any time. Any resignation or removal will take effect when we appoint a successor depositary and the successor accepts the appointment. We must appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. A successor depositary must be a bank or trust company having its principal office in the U.S. and having a combined capital and surplus of at least $50 million.

Charges of Depositary.    We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. We will pay charges of the depositary in connection with the initial deposit of the preferred stock and issuance of depositary receipts, all withdrawals of preferred stock by owners of the depositary shares and any redemption of the preferred stock. You will pay the fees and expenses of the depositary for any duties requested by you to be performed which are outside those expressly provided for in the deposit agreement and as described above.

Miscellaneous.    The depositary will forward to you all notices and reports from us that we are required to furnish to the holders of the preferred stock pursuant to existing law, the rules of any national securities exchange or interdealer quotation system upon which the depositary shares or underlying preferred stock are listed or quoted, or our articles of incorporation and the articles supplementary relating to the underlying preferred stock.

Neither we nor the depositary will be liable under the deposit agreement to you other than for the depositary’s gross negligence, willful misconduct or bad faith. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

PROVISIONS OF MARYLAND LAW AND

OUR ARTICLES OF INCORPORATION AND BYLAWS

The following is a summary of material provisions of the Maryland General Corporation Law and our articles of incorporation and bylaws. This summary may not contain all the information that you will find important. You should read the Maryland General Corporation Law and our articles of incorporation and bylaws for further information. The business combination provisions and the control share acquisition provisions of Maryland law, both of which are discussed below, could have the effect of delaying or preventing a change in our control. Also, the removal of directors provisions and the advance notice provisions of the bylaws could have the effect of delaying or preventing a transaction or a change in our control. These provisions could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offer, even if the offer contains a premium price for holders of our equity stock or otherwise benefits stockholders.

Restrictions on Ownership and Transfer.    Restrictions on ownership and transfer of shares are important to ensure that we meet certain conditions under the Code to qualify as a REIT. For example, the Code contains the following requirements.

•	No more than 50% in value of a REIT’s stock may be owned, actually or constructively (based on attribution rules in the Code), by five or fewer individuals during the last half of a taxable year or a proportionate part of a shorter taxable year, which we refer to as the 5/50 Rule. Under the Code, individuals include certain tax-exempt entities, except that qualified domestic pension funds are not generally treated as individuals.

•	If a REIT, or an owner of 10% or more of a REIT, is treated as owning 10% or more of a tenant of the REIT’s property, the rent received by the REIT from the tenant will not be “qualifying income” for purposes of the REIT gross income tests of the Code.

•	A REIT’s stock or beneficial interests must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

In order to maintain our qualification as a REIT, our articles of incorporation, subject to certain exceptions described below, provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 5% in value of our issued and outstanding equity securities with the exception of members of The Saul Organization, who, prior to actions discussed below, were restricted to 24.9% in value of our issued and outstanding equity securities. In this prospectus, the term “ownership limitation” is used to describe this provision of our articles of incorporation.

Any transfer of shares will be null and void, and the intended transferee will acquire no rights in such shares if the transfer:

•	results in any person owning, directly or indirectly, shares in excess of the ownership limitation;

•	results in the shares being owned by fewer than 100 persons (determined without reference to any rules of attribution);

•	results in our being “closely held” (within the meaning of Section 856(h) of the Code); or

•	otherwise results in our failure to qualify as a REIT.

If a stockholder owns more than 4% of the value of our outstanding equity stock, then the stockholder must notify us of its share ownership by January 31 of each year.

The ownership limitation generally does not apply to the acquisition of stock by an underwriter that participates in a public offering of such stock. In addition, the Board of Directors, upon receipt of a ruling from the Internal Revenue Service, an opinion of counsel or other evidence satisfactory to the Board, in its sole direction, may exempt a person from the ownership limitation, in whole or in part, provided that the exemption will not:

•	result in our shares being owned by fewer than 100 persons (determined without reference to any rules of attribution); or

•	result in our being “closely held” (within the meaning of Section 856(h) of the Code).

In connection with any such waiver, the Board may require representations and undertakings from the person requesting the waiver and may impose such other conditions as the Board deems necessary, in its sole discretion, to determine the effect, if any, on our status as REIT.

In September 1999, our Board of Directors agreed to waive the ownership limit with respect to Wells Fargo Bank, National Association and U.S. Bank National Association, the pledgees of certain shares of our common stock and units issued by the Partnership and held by members of The Saul Organization. In addition, in March 2000, the Board of Directors agreed to increase the ownership limit with respect to members of The Saul Organization, allowing the members to beneficially and constructively own up to 29.9% in value of our issued and outstanding equity securities. As of June 30, 2003, Wells Fargo, U.S. Bank and members of The Saul Organization owned 0%, 0% and 29.0% of the issued and outstanding equity securities, respectively.

The ownership limitation could have the effect of delaying, deferring or preventing a transaction or a change in our control that might involve a premium price for our stock or otherwise be in the best interest of our stockholders. All certificates representing shares of stock will bear a legend referring to the restrictions described above.

Automatic Transfer of Stock to Trust.    With certain exceptions described below, if any purported transfer of shares would violate any of the restrictions described in the immediately preceding paragraph, then the transfer will be null and void, and those shares will be designated as “excess stock” and transferred automatically to a trust. The transfer to the trust is effective as of the end of the business day next preceding the date of the purported transfer of such shares. The record holder of the shares that are designated as excess stock must deliver those shares to us for registration in the name of the trust. We will act as trustee of the trust. The beneficiary of the trust will be the persons to whom an interest in the excess stock is eventually transferred as provided below.

Any shares of excess stock remain issued and outstanding shares of stock. From and after the purported transfer resulting in excess stock, the record holder shall not be entitled to any dividends or distributions (except upon liquidation) or voting right, except as required by law, but shall be entitled to the right to payment of the purchase price of the shares. Any dividend or distribution paid to a record holder on excess stock shall be repaid to us upon demand. Subject to the ownership limitation, the excess stock may be retransferred by the record holder to any person if the excess stock will not be excess stock in the hands of the person at a price not to exceed:

•	the price paid by the record holder; or

•	if no consideration was paid, fair market value, at which point the excess stock will automatically be exchanged for the equity stock to which the excess stock was attributable.

In addition, the excess stock will be subject to repurchase by us at our election for a period of 90 days after the date of the purported transfer which resulted in such excess stock at a price per share equal to the lesser of (1) the price per share in the transaction that created the excess stock or (2) the fair market value of such shares on the date that we, or our designee, determine to exercise the repurchase right.

Any person who acquires or attempts to acquire common stock or preferred stock which would be null and void under the restrictions described above, or any person who owned common stock or preferred stock that were transferred to a trust, must (1) give us immediate written notice of such event and (2) provide us such other information as requested in order to determine the effect, if any, of such transfer on our status as a REIT.

Business Combinations.    Maryland General Corporation Law prohibits us from entering into “business combinations” and other corporate transactions unless special actions are taken. The business combinations that require these special actions include a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities when the combination is between us and an “interested stockholder” (as defined below). An interested stockholder is:

•	any person who beneficially owns 10% or more of the voting power of our shares; or

•	any of our affiliates which beneficially owned 10% or more of the voting power of our shares within two years prior to the date in question.

We may not engage in a business combination with an interested stockholder or any of its affiliates for five years after the interested stockholder becomes an interested stockholder. We may engage in business combinations with an interested stockholder if at least five years have passed since the person became an interested stockholder, but only if the transaction is:

•	recommended by our Board of Directors; and

•	approved by at least

•	80% of our outstanding shares entitled to vote; and

•	two-thirds of our outstanding shares entitled to vote that are not held by the interested stockholder.

Stockholder approval will not be required if our stockholders receive a minimum price (as defined in the statute) for their shares and our stockholders receive cash or the same form of consideration as the interested stockholder paid for its shares.

This prohibition does not apply to business combinations involving us that are exempted by the Board of Directors before the interested stockholder becomes an interested stockholder. Our articles of incorporation have exempted from this provision any business combination with a member of The Saul Organization.

Control Share Acquisitions.    The Maryland General Corporation Law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights unless two-thirds of the stockholders (excluding shares owned by the acquirer, and by the officers and directors who are employees of the Maryland corporation) approve their voting rights.

“Control Shares” are shares that, if added with all other shares previously acquired, would entitle that person to vote, in electing the directors

•	10% or more but less than one-third of such shares;

•	one-third or more but less than a majority of such shares; or

•	a majority of the outstanding shares.

Control shares do not include shares the acquiring person is entitled to vote with stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

If this provision becomes applicable to us, a person who has made or proposes to make a control share acquisition could, under certain circumstances, compel our Board of Directors to call a special meeting of stockholders to consider the voting rights of the control shares. We could also present the question at any stockholders’ meeting on our own.

If this provision becomes applicable to us, subject to certain conditions and limitations, we would be able to redeem any or all control shares. If voting rights for control shares were approved at a stockholders meeting and the acquirer were entitled to vote a majority of the shares entitled to vote, all other stockholders could exercise appraisal rights and exchange their shares for a fair value as defined by statute.

Our articles of incorporation state that the Maryland “control share acquisition” law will not apply to any acquisition of our capital stock by the following persons:

•	members of The Saul Organization;

•	directors, officers and employees of us and the Partnership; and

•	any other persons authorized by the Board of Directors.

Limitation of Liability of Directors and Officers.    Our articles of incorporation provide that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Maryland General Corporation Law, no director or officer shall be liable to us or our stockholders for money damages. The Maryland General Corporation Law provides that we may restrict or limit the liability of directors or officers for money damages except

•	to the extent anyone actually received an improper benefit or profit in money property or services; or

•	a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person’s action was material to the cause of action adjudicated and the action or failure to act was the result of bad faith or active and deliberate dishonesty.

Indemnification of Directors and Officers.    Our articles and bylaws require us to indemnify to the fullest extent permitted by and under the applicable provisions of Maryland General Corporation Law any person who is or was, or who agrees to become, one of our directors or officers or, while one of our directors, is or was serving or agrees to serve, as a director, officer, partner, joint venturer, employee or trustee of another entity, who, by reason of his or her status or service as such was, or is threatened to be made a party, or otherwise involved in any proceeding. The indemnification extends to all losses suffered and all expenses actually and reasonably incurred in connection with any proceeding. The Maryland General Corporation Law provides that we may indemnify directors and officers unless

•	the director actually received an improper benefit or profit in money, property or services;

•	the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or

•	in a criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

Our articles of incorporation and bylaws require, as a condition to advancing expenses, (1) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by us and (2) a written affirmation to repay the amount paid by us if it is determined that the director or officer was not entitled to indemnification.

Our articles of incorporation and bylaws also provide that:

•	we may, but are not required to, provide indemnification, payment or reimbursement of expenses to any of our employees or agents in such capacity or any person who is or was serving at our request as a director, officer, partner, joint venturer, employee, trustee or agent of another corporation or entity;

•	the Board of Directors may authorize management to act on our behalf in matters relating to indemnification, subject to any limitations that may be imposed by the Board of Directors and to the requirements of applicable law;

•	indemnification and payment or reimbursement of advances as may be permitted or required pursuant to our bylaws shall be furnished in accordance with the procedures set forth in the Maryland General Corporation Law; and

•	we may provide such other further indemnification or provision for the payment or advancement of expenses as may be permitted by the Maryland General Corporation Law for directors of Maryland corporations.

Duties of Directors.    Under Maryland law, there is a presumption that the act of a director satisfies the required standard of care. An act of a director relating to or affecting an acquisition or a potential acquisition of control is not subject under Maryland law to a higher duty or greater scrutiny than is applied to any other act of a director. This provision does not impose an enhanced level of scrutiny when a board implements anti-takeover measures in a change of control context, and shifts the burden of proof for demonstrating that the defensive mechanism adopted by a board is reasonable in relation to the threat posed to the board.

Number of Directors; Classified Board.    The number of directors may be increased or decreased pursuant to the bylaws, provided that the total number of directors may not be less than three or more than 15. Under Maryland law and our articles of incorporation, directors, subject to the rights of holders of any shares of preferred stock, are elected in three classes for staggered, three-year terms.

Removal of Directors.    Under the articles of incorporation, and subject to the rights of any holders of preferred stock, our stockholders may remove a director only with cause upon the affirmative vote of 75% of the Board of Directors or 75% of the number of shares outstanding and entitled to vote on that matter.

Vacancies on the Board of Directors.    The bylaws provide that, subject to the rights of any holders of preferred stock, any vacancy on the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled by vote of a majority of the remaining directors. Each director so elected shall serve for the unexpired term of the director he is replacing.

Meetings of Stockholders.    Our bylaws provide for an annual meeting of stockholders, to be held in April, to elect individuals to the Board of Directors for that class of directors then standing for election and transact such other business as may properly be brought before the meeting. Special meetings of stockholders may be called by our Chairman of the Board, President or by a majority of the Board of Directors, and shall be called at the request in writing of the holders of 25% of all votes entitled to be cast at the meeting.

Our bylaws provide that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting, if all of the shares entitled to vote on the matter consent to the action in writing, the written consents are filed with the records of the meetings of stockholders and each stockholder executed a written waiver of any right to dissent.

Advance Notice for Stockholder Nominations and Stockholder New Business Proposals.    Our bylaws require advance written notice for stockholders to nominate a director or bring other business before a meeting of stockholders. For an annual meeting, to nominate a director or bring other business before a meeting of stockholders, a stockholder must deliver notice to our Secretary not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting. If the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date, however, notice must be timely delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to the annual meeting or the 10th day following the date on which public announcement is first made of the annual meeting.

For a special meeting, to nominate a director, a stockholder must deliver notice to our Secretary not earlier that the close of business on the 90th day prior to the special meeting and not later than the close of business on the later of the 70th day prior to the special meeting or the 10th day following the date on which public announcement is first made of the special meeting. Nominations for elections to the Board of Directors at a special meeting may be made by stockholders only if the Board of Directors has determined that directors shall be elected at the special meeting.

The postponement or adjournment of an annual or special meeting to a later date or time shall not commence any new time periods for the giving of notice as described above. Our bylaws contain detailed requirements for the contents of stockholder notices of director nominations and new business proposals.

FEDERAL INCOME TAX CONSEQUENCES

The following sections summarize the federal income tax issues that you may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. In addition, this section does not address the tax issues that may be important to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the extent discussed in “—Taxation of Tax-Exempt U.S. Stockholders” below), financial institutions and broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in “—Taxation of Non-U.S. Stockholders” below).

The statements in this section are based on the current federal income tax laws governing our qualification as a REIT. We cannot assure you that new laws, interpretations of laws or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

We urge you to consult your own tax advisor regarding the specific federal, state, local, foreign and other tax consequences to you of purchasing, owning and disposing of our securities, our election to be taxed as a REIT and the effect of potential changes in applicable tax laws.

Taxation of Saul Centers, Inc.

We elected to be taxed as a REIT under the federal income tax laws when we filed our 1993 tax return. We have operated in a manner intended to qualify as a REIT and we intend to continue to operate in that manner. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In the opinion of our tax counsel, Shaw Pittman LLP, (i) we qualified as a REIT under Sections 856 through 859 of the Code with respect to our taxable years ended through December 31, 2002; and (ii) we are organized in conformity with the requirements for qualification as a REIT under the Code, and our current method of operation will enable us to meet the requirements for qualification as a REIT for the current taxable year and for future taxable years, provided that we have operated and continue to operate in accordance with various assumptions and factual representations made by us concerning our business, properties and operations. We may not, however, have met or continue to meet such requirements. You should be aware that opinions of counsel are not binding on the IRS or any court. Our qualification as a REIT depends on our ability to meet, on a continuing basis, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that fall within certain categories, the diversity of the ownership of our shares, and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail below. Shaw Pittman LLP will not monitor our compliance with the requirements for REIT qualification on an ongoing basis. Accordingly, our actual operating results may not satisfy the qualification tests. For a discussion of the tax treatment of us and our stockholders if we fail to qualify as a REIT, see “—Requirements for REIT Qualification—Failure to Qualify.”

As a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation” (i.e., at both the corporate and stockholder levels) that generally results from owning shares in a corporation. However, we will be subject to federal tax in the following circumstances:

•	we will pay federal income tax on taxable income (including net capital gain) that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned;

•	we may be subject to the “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to our stockholders;

•	we will pay income tax at the highest corporate rate on (i) net income from the sale or other disposition of property acquired through foreclosure that we hold primarily for sale to customers in the ordinary course of business and (ii) other non-qualifying income from foreclosure property;

•	we will pay a 100% tax on net income from certain sales or other dispositions of property (other than foreclosure property) that we hold primarily for sale to customers in the ordinary course of business (“prohibited transactions”);

•	if we fail to satisfy the 75% gross income test or the 95% gross income test (as described below under “—Requirements for REIT Qualification—Income Tests”), and nonetheless continue to qualify as a REIT because we meet certain other requirements, we will pay a 100% tax on the greater of (i) the amount by which 90% of our gross income (excluding gross income from prohibited transactions) exceeds our qualifying income under the 95% gross income test, or (ii) the amount by which 75% of our gross income (excluding gross income from prohibited transactions) exceeds our qualifying income under the 75% gross income test, multiplied by a fraction intended to reflect our profitability;

•	if we fail to distribute during a calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we will pay a 4% excise tax on the excess of such required distribution over the amount we actually distributed;

•	we may elect to retain and pay income tax on our net long-term capital gain; or

•	if we acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a merger or other transaction in which we acquire a “carryover” basis in the asset (i.e., basis determined by reference to the C corporation’s basis in the asset (or another asset)), we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of such asset during the 10-year period after we acquire such asset. The amount of gain on which we will pay tax is the lesser of (i) the amount of gain that we recognize at the time of the sale or disposition and (ii) the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset.

Requirements for REIT Qualification

In order to qualify as a REIT, we must be a corporation, trust or association and meet the following requirements:

1.	we are managed by one or more trustees or directors;

2.	our beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3.	we would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

4.	we are neither a financial institution nor an insurance company subject to certain provisions of the Code;

5.	at least 100 persons are beneficial owners of our stock or ownership certificates;

6.	not more than 50% in value of our outstanding stock or ownership certificates is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year (the “5/50 Rule”);

7.	we elect to be a REIT (or have made such election for a previous taxable year) and satisfy all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

8.	we use a calendar year for federal income tax purposes and comply with the record keeping requirements of the Code and the related regulations of the U.S. Department of Treasury (“Treasury”); and

9.	we meet certain other qualification tests, described below, regarding the nature of our income and assets.

We currently must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated the 5/50 Rule, we will be deemed to have satisfied the 5/50 Rule for such taxable year. For purposes of determining share ownership under the 5/50 Rule, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under Code Section 401(a), and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of the 5/50 Rule.

We believe we have issued sufficient common stock with sufficient diversity of ownership to satisfy requirements 5 and 6 set forth above. In addition, our articles of incorporation restrict the ownership and transfer of our equity securities so that we should continue to satisfy requirements 5 and 6. The provisions of our articles of incorporation restricting the ownership and transfer of our equity securities are described in “Provisions of Maryland Law and our Articles of Incorporation and Bylaws—Restrictions on Ownership and Transfer.”

We currently have several direct corporate subsidiaries and may have additional corporate subsidiaries in the future. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a qualified REIT subsidiary are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A qualified REIT subsidiary is a corporation, all of the capital stock of which is owned by the parent REIT. Thus, in applying the requirements described herein, any qualified REIT subsidiary of ours will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit. We believe our direct corporate subsidiaries are qualified REIT subsidiaries. Accordingly, they are not subject to federal corporate income taxation, though they may be subject to state and local taxation.

A REIT is treated as owning its proportionate share of the assets of any partnership in which it is a partner and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets and items of income of the Partnership and of any other partnership (or limited liability company treated as a partnership) in which we have acquired or will acquire an interest, directly or indirectly (a “Subsidiary Partnership”), are treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Income Tests.    We must satisfy two gross income tests annually to maintain our qualification as a REIT:

•	At least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income (the “75% gross income test”). Qualifying income for purposes of the 75% gross income test includes “rents from real property,” interest on debt secured by mortgages on real property or on interests in real property, and dividends or other distributions on and gain from the sale of shares in other REITs; and

•	At least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, dividends, other types of interest, gain from the sale or disposition of stock or securities, or any combination of the foregoing (the “95% gross income test”).

The following paragraphs discuss the specific application of these tests to us.

Rental Income.    The Partnership’s primary source of income derives from leasing properties. There are various limitations on whether rent that the Partnership receives from real property that it owns and leases to tenants will qualify as “rents from real property” (which is qualifying income for purposes of the 75% and 95% gross income tests) under the REIT tax rules.

•	Although, generally, rent may be based on a fixed percentage or percentages of receipts or sales, if the rent is based, in whole or in part, on the income or profits of any person, the rent will not qualify as “rents from real property.” The Partnership has not entered into any lease based in whole or part on the net income of any person and does not anticipate entering into such arrangements unless we determine in our discretion that such arrangements will not jeopardize our status as a REIT.

•	If we or someone who owns 10% or more of our shares owns 10% or more of a tenant from whom the Partnership receives rent, the tenant is deemed a “related party tenant,” and the rent paid by the related party tenant will not qualify as “rents from real property.” Our ownership and the ownership of a tenant is determined based on direct, indirect and constructive ownership. The constructive ownership rules generally provide that if 10% or more in value of our shares are owned, directly or indirectly, by or for any person, we are considered as owning the shares owned, directly or indirectly, by or for such person. The applicable attribution rules, however, are highly complex and difficult to apply, and the Partnership may inadvertently enter into leases with tenants who, through application of such rules, will constitute “related party tenants.” The Partnership will use its best efforts not to rent any property to a related party tenant (taking into account the applicable constructive ownership rules), unless we determine in our discretion that the rent received from such related party tenant will not jeopardize our status as a REIT. The Partnership leases property to Chevy Chase Bank, a member of The Saul Organization, which is deemed a “related party tenant.” We actively monitor the amount of rent we receive from Chevy Chase Bank and have determined that the rent received from Chevy Chase Bank does not jeopardize our REIT status.

•	If the rent attributable to any personal property leased in connection with a lease of property is more than 15% of the total rent received under the lease, all of the rent attributable to the personal property will fail to qualify as “rents from real property.” In general, the Partnership has not leased a significant amount of personal property under its current leases. If any incidental personal property has been leased, we believe that rent under each lease from the personal property would be less than 15% of total rent from that lease. If the Partnership leases personal property in connection with a future lease, it intends to satisfy the 15% test described above.

•	In general, if the Partnership furnishes or renders services to its tenants, other than through either a corporation in which we own stock and which, together with us, has elected to be a “taxable REIT subsidiary,” or an “independent contractor” who is adequately compensated and from whom the Partnership does not derive revenue, the income received from the tenants may not be deemed “rents from real property.” The Partnership may provide services directly, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant.” In addition, the Partnership may render directly a de minimis amount of “non-customary” services to the tenants of a property without disqualifying the income as “rents from real property,” as long as its income from the services does not exceed 1% of its income from the related property. The Partnership has not provided noncustomary services to leased properties other than through an independent contractor. In the future, the Partnership intends that any services provided will not cause rents to be disqualified as rents from real property.

Based on, and subject to, the foregoing, we believe that rent from our leases should generally qualify as “rents from real property” for purposes of the 75% and 95% gross income tests. As described above, however, the IRS may assert successfully a contrary position and, therefore, prevent us from qualifying as a REIT.

On an ongoing basis, we will use our best efforts not to cause the Partnership to:

•	charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above);

•	rent any property to a related party tenant (taking into account the applicable constructive ownership rules), unless we determine in our discretion that the rent received from such related party tenant will not jeopardize our status as a REIT;

•	derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease); and

•	perform services considered to be rendered to the occupant of the property that generate rents exceeding 1% of all amounts received or accrued during the taxable year with respect to such property, other than through a taxable REIT subsidiary or an independent contractor from whom we derive no revenue or if the provisions of such services will not jeopardize our status as a REIT.

Because the Code provisions applicable to REITs are complex, however, we may fail to meet one or more of the foregoing.

Tax on Income From Property Acquired in Foreclosure.    We will be subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualifying income for purposes of the 75% gross income test), less expenses directly connected to the production of such income. “Foreclosure property” is any real property (including interests in real property) and any personal property incident to such real property:

•	that is acquired by a REIT at a foreclosure sale, or having otherwise become the owner or in possession of the property by agreement or process of law, after a default (or imminent default) on a lease of such property or on an debt owed to the REIT secured by the property;

•	for which the related loan was acquired by the REIT at a time when default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where it takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Generally, property acquired as described above ceases to be foreclosure property on the earlier of:

•	the last day of the third taxable year following the taxable year in which the REIT acquired the property (or longer if an extension is granted by the Secretary of the Treasury);

•	the first day on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify under the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify under the 75% gross income test;

•	the first day on which any construction takes place on such property (other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent); or

•	the first day that is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business that is conducted by the REIT (other than through an independent contractor from whom the REIT itself does not derive or receive any income).

Tax on Prohibited Transactions.    A REIT will incur a 100% tax on net income derived from any “prohibited transaction.” A “prohibited transaction” generally is a sale or other disposition of property (other than foreclosure property) that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets (including those held by the Partnership and its subsidiaries) are held for sale to customers and that a sale of any such asset would not be in the ordinary course of its business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when an asset sale will not be characterized as a prohibited transaction. We may fail to comply with such safe-harbor provisions or may own property that could be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.”

Relief from Consequences of Failing to Meet Income Tests.    If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we qualify for relief under certain provisions of the Code. Those relief provisions generally will be available if our failure to meet such tests is due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. We may not qualify for the relief provisions in all circumstances. In addition, as discussed above in “—Taxation of Saul Centers, Inc.,” even if the relief provisions apply, we would incur a 100% tax on the greater of (i) the amount by which 90% of our gross income (excluding gross income from prohibited transactions) exceeds our qualifying income under the 95% gross income test, or (ii) the amount by which 75% of our gross income (excluding gross income from prohibited transactions) exceeds our qualifying income under the 75% gross income test, multiplied by a fraction intended to reflect our profitability.

Asset Tests.    To maintain our qualification as a REIT, we also must satisfy two asset tests at the close of each quarter of each taxable year:

•	At least 75% of the value of our total assets must consist of cash or cash items (including certain receivables), government securities, “real estate assets,” or qualifying temporary investments (the “75% asset test”).

•	“Real estate assets” include interests in real property, interests in mortgages on real property and stock in other REITs. We believe that the properties qualify as real estate assets.

•	“Interests in real property” include an interest in mortgage loans or land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold of real property, and an option to acquire real property (or a leasehold of real property).

•	Qualifying temporary investments are investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity or long-term (at least five-year) debt offerings.

•	For investments not included in the 75% asset test, (A) the value of our interest in any one issuer’s securities (which does not include our equity ownership of other REITs, the Partnership or any taxable REIT subsidiary or qualified REIT subsidiary) may not exceed 5% of the value of our total assets (the “5% asset test”), (B) we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities (which does not include certain debt securities or our equity ownership in other REITs, the Partnership, any qualified REIT subsidiary or any taxable REIT subsidiary (the “10% asset test”)) and (C) the value of our securities in one or more taxable REIT subsidiaries may not exceed 20% of the value of our total assets.

We intend to select future investments so as to comply with the asset tests.

If we failed to satisfy the asset tests at the end of a calendar quarter, we would not lose our REIT status if (i) we satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets. If we did not satisfy the condition described in clause (ii) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

Distribution Requirements.    Each taxable year, we must distribute dividends (other than capital gain dividends and deemed distributions of retained capital gain) to our stockholders in an aggregate amount at least equal to (1) the sum of 90% of (A) our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain) and (B) our net income (after tax), if any, from foreclosure property, minus (2) certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration.

We will pay federal income tax on taxable income (including net capital gain) that we do not distribute to stockholders. Furthermore, we will incur a 4% nondeductible excise tax if we fail to distribute during a calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain income for such year, and (3) any undistributed taxable income from prior periods. The excise tax is on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “—Taxation of Taxable U.S. Stockholders.” For purposes of the 4% excise tax, we will be treated as having distributed any such retained amount. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

It is possible that, from time to time, we may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our REIT taxable income. Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue preferred stock or additional common stock.

We intend to calculate our REIT taxable income based upon the conclusion that the Partnership is the owner for federal income tax purposes of all of the properties. As a result, we expect that depreciation deductions with respect to all such properties will reduce our REIT taxable income. If the IRS were to successfully challenge this position, we might be deemed retroactively to have failed to meet the distribution requirement and would have to rely on the payment of a deficiency dividend in order to retain our REIT status.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying deficiency dividends to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Record Keeping Requirements.    We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis certain information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with such requirements.

Failure to Qualify.    If we failed to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we failed to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the Code, corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

As long as we qualify as a REIT, a taxable “U.S. stockholder” must take into account distributions out of our current or accumulated earnings and profits (and that we do not designate as capital gain dividends or retained long-term capital gain) as ordinary income. A corporate U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. As used herein, the term “U.S. stockholder” means a holder of preferred stock that for U.S. federal income tax purposes is

•	a citizen or resident of the United States;

•	a corporation, partnership, or other entity created or organized in or under the laws of the United States or of a political subdivision thereof; unless, in the case of a partnership, Treasury Regulations provide otherwise;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust with respect to which (A) a U.S. court is able to exercise primary supervision over the administration of such trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury Regulations, some trusts in existence on August 20, 1996, and treated as U.S. persons prior to this date that elect to continue to be treated as United States persons, shall be considered U.S. stockholders.

A U.S. stockholder will recognize distributions that we designate as capital gain dividends as long-term capital gain (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the U.S. stockholder has held its stock. See “—Capital Gains and Losses” below. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution to the extent it exceeds our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of the U.S. stockholder’s stock. Instead, such distribution in excess of earnings and profits will reduce the adjusted basis of such stock. To the extent a distribution exceeds both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in its stock, the U.S. stockholder will recognize long-term capital gain (or short-term capital gain if the stock has been held for one year or less), assuming the stock is a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income or capital gain dividends.

Taxation of U.S. Stockholders on the Sale or Exchange of the Preferred Stock.    In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of the preferred stock as long-term capital gain or loss if the U.S. stockholder has held the preferred stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of preferred stock held by such stockholder for six months or less (after applying certain holding period rules) as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss a U.S. stockholder realizes upon a taxable disposition of the preferred stock may be disallowed if the U.S. stockholder purchases additional preferred stock within 30 days before or after the disposition.

Redemption of the Preferred Stock.    The treatment accorded to any redemption by us for cash (as distinguished from a sale, exchange or other disposition) of preferred stock can only be determined on the basis of particular facts as to each holder at the time of redemption. In general, a holder of preferred stock will recognize capital gain or loss measured by the difference between the amount received by the holder of preferred stock upon the redemption and such holder’s adjusted tax basis in the preferred stock redeemed (provided the preferred stock is held as a capital asset) if such redemption (i) results in a “complete termination” of the holder’s interest in all classes of our stock under Section 302(b)(3) of the Code, or (ii) is “not essentially equivalent to a dividend” with respect to the holder of preferred stock under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only any preferred stock owned by the holder of preferred stock, but also such holder’s ownership of common stock, other series of preferred stock and any other options (including stock purchase rights) to acquire any of the foregoing. The holder of preferred stock also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in Section 318 and 302(c) of the Code.

If a particular holder of preferred stock owns (actually or constructively) none of our common stock or an insubstantial percentage of our outstanding common stock, based upon current law, it is probable that the redemption of preferred stock from such a holder would be considered “not essentially equivalent to a dividend.” However, whether a dividend is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a holder of preferred stock intending to rely on any of these tests at the time of redemption should consult the holder’s own tax advisor to determine their application to the holder’s particular situation.

If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the preferred stock will be treated as a distribution on the preferred stock. If the redemption is taxed as a dividend, the holder of preferred stock’s adjusted tax basis in the preferred stock will be transferred to any other shares held by the holder. If the holder of preferred stock owns none of our other shares, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

Capital Gains and Losses.    A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate on ordinary income exceeds the maximum tax rate on long-term capital gain applicable to non-corporate taxpayers. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property” (i.e., depreciable real property) is, to the extent that such gain would have been treated as ordinary income if the property were “Section 1245 property,” higher than the maximum long-term capital gain rate otherwise applicable. With respect to distributions that we designate as capital gain dividends and any retained capital gain that is deemed to be distributed, we may designate (subject to certain limits) whether such a distribution is taxable to our non-corporate stockholders at the lower or higher rate. The tax rate differential between capital gain and ordinary income for non-corporate taxpayers is significant. A U.S.

stockholder required to include retained long-term capital gains in income will be deemed to have paid, in the taxable year of the inclusion, its proportionate share of the tax paid by us in respect of such undistributed net capital gains. U.S. stockholders subject to these rules will be allowed a credit or a refund, as the case may be, for the tax deemed to have been paid by such stockholders. U.S. stockholders will increase their basis in their stock by the difference between the amount of such includible gains and the tax deemed paid by the U.S. stockholder in respect of such gains. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Recent Tax Legislation.    On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. Under the Act, the maximum tax rate on the long-term capital gains of non-corporate taxpayers is 15% (applicable to sales occurring from May 7, 2003 through December 31, 2008). The Act also reduced the tax rate on “qualified dividend income” to the maximum capital gains rate. Because, as a REIT, we are not generally subject to tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our distributions are not generally eligible for this new tax rate on dividends. As a result, our ordinary REIT distributions continue to be taxed at the higher tax rates applicable to ordinary income. However, the new 15% rate does generally apply to:

•	a stockholder’s long-term capital gain, if any, recognized on the disposition of our shares;

•	distributions we designate as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case the 25% tax rate applies);

•	distributions attributable to dividends we receive from non-REIT corporations; and

•	distributions to the extent attributable to income upon which we have paid corporate tax (for example, the tax we would pay if we distributed less than all of our taxable REIT income).

Without further legislation, the maximum tax rate on long-term capital gains will revert to 20% in 2009.

Information Reporting Requirements and Backup Withholding.    We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding (at the rate of 28% for 2003) with respect to distributions unless such holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Taxation of Tax-Exempt U.S. Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities (“exempt organizations”), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While many investments in real estate generate UBTI, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to exempt organizations generally should not constitute UBTI.

However, if an exempt organization were to finance its acquisition of stock with debt, a portion of the income that they receive from us would constitute UBTI pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code Section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares is required to treat a percentage of the dividends that it receives from us as UBTI (the “UBTI Percentage”). The UBTI Percentage is equal to the gross income we derive from an unrelated trade or business (determined as if it were a pension trust) divided by our total gross income for the year in which we pay the dividends. The UBTI rule applies to a pension trust holding more than 10% of our shares only if:

•	the UBTI Percentage is at least 5%;

•	we qualify as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust; and

•	we are a “pension-held REIT” (i.e., either (1) one pension trust owns more than 25% of the value of our shares or (2) a group of pension trusts individually holding more than 10% of the value of our shares collectively owns more than 50% of the value of our shares).

Tax-exempt entities will be subject to the rules described above, under the heading “—Taxation of Taxable U.S. Stockholders” concerning the inclusion of our designated undistributed net capital gains in the income of our stockholders. Thus, such entities will, after satisfying filing requirements, be allowed a credit or refund of the tax deemed paid by such entities in respect of such includible gains.

Taxation of Non-U.S. Stockholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (collectively, “non-U.S. stockholders”) are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of stock, including any reporting requirements.

Ordinary Dividends.    A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests (as defined below) and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a non-U.S. corporation). We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless (i) a lower treaty rate applies and the non-U.S. stockholder files IRS Form W-8BEN with us evidencing eligibility for that reduced rate, (ii) the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income, or (iii) the non-U.S. stockholder holds shares through a “qualified intermediary” that has elected to perform any necessary withholding itself.

Return of Capital.    A non-U.S. stockholder will not incur tax on a distribution to the extent it exceeds our current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of its stock.

Instead, such distribution in excess of earnings and profits will reduce the adjusted basis of such stock. A non-U.S. stockholder will be subject to tax to the extent a distribution exceeds both our current and accumulated earnings and profits and the adjusted basis of its stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution just as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Capital Gain Dividends.    For any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of “U.S. real property interests” under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). The term “U.S. real property interests” includes certain interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property, but excludes mortgage loans and mortgage-backed securities. Under FIRPTA, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual). A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on distributions subject to FIRPTA. We must withhold 35% of any distribution that we could designate as a capital gain dividend. However, if we make a distribution and later designate it as a capital gain dividend, then (although such distribution may be taxable to a non-U.S. stockholder) it is not subject to withholding under FIRPTA. Instead, we must make-up the 35% FIRPTA withholding from distributions made after the designation, until the amount of distributions withheld at 35% equals the amount of the distribution designated as a capital gain dividend. A non-U.S. stockholder may receive a credit against its FIRPTA tax liability for the amount we withhold.

Distributions to a non-U.S. stockholder that we designate at the time of distribution as capital gain dividends which are not attributable to or treated as attributable to our disposition of a U.S. real property interest generally will not be subject to U.S. federal income taxation, except as described below under “—Sale of Shares.”

Sale of Shares.    A non-U.S. stockholder generally will not incur tax under FIRPTA on gain from the sale of its stock as long as we are a “domestically controlled REIT.” A “domestically controlled REIT” is a REIT in which at all times during a specified testing period non-U.S. persons held, directly or indirectly, less than 50% in value of the stock. We anticipate that we will continue to be a “domestically controlled REIT.” In addition, a non-U.S. stockholder that owns, actually or constructively, 5% or less of outstanding shares of the preferred stock at all times during a specified testing period will not incur tax under FIRPTA if the preferred stock is “regularly traded” on an established securities market. If neither of these exceptions were to apply, the gain on the sale of the preferred stock would be taxed under FIRPTA, in which case a non-U.S. stockholder would be taxed in the same manner as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

A non-U.S. stockholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year, in which case the non-U.S. stockholder will incur a 30% tax on his capital gains. Capital gains dividends not subject to FIRPTA will be subject to similar rules.

Backup Withholding.    Backup withholding tax (which generally is withholding tax imposed at the rate of 28% in 2003, on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) will generally not apply to distributions to a non-U.S. stockholder provided that the non-U.S. stockholder certifies under penalty of perjury that the stockholder is a non-U.S. stockholder, or otherwise establishes an exemption. Information reporting will generally apply to distributions of income to non-U.S. stockholders. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of preferred stock effected at a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of preferred stock by a foreign office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the U.S.;

•	is a “controlled foreign corporation” (generally, a foreign corporation controlled by U.S. stockholders) for U.S. tax purposes; or

•	that is a foreign partnership, if at any time during its tax year 50% or more of its income or capital interest are held by U.S. persons or if it is engaged in the conduct of a trade or business in the U.S., unless the broker has documentary evidence in its records that the holder or beneficial owner is a non-U.S. stockholder and certain other conditions are met, or the stockholder otherwise establishes an exemption. Payment of the proceeds of a sale of preferred stock effected at a U.S. office of a broker is subject to both backup withholding and information reporting unless the stockholder certifies under penalty of perjury that the stockholder is a non-U.S. stockholder, or otherwise establishes an exemption. Backup withholding is not an additional tax. A non-U.S. stockholder may obtain a refund of excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Other Tax Consequences

State and Local Taxes.    We and/or you may be subject to state and local tax in various states and localities, including those states and localities in which we or you transact business, own property or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in our securities.

Tax Aspects of Our Investments in the Partnership and Subsidiary Partnerships

The following discussion summarizes the material federal income tax considerations applicable to our direct or indirect investments in the Partnership and its subsidiaries. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships.    We are entitled to include in our income our distributive share of the Partnership’s income and to deduct our distributive share of the Partnership’s losses only if the Partnership is classified for federal income tax purposes as a partnership rather than as a corporation or association taxable as a corporation. An organization will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it (1) is treated as a partnership under Treasury regulations, effective January 1, 1997, relating to entity classification (the “check-the-box regulations”) and (2) is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. We believe that the Partnership and its subsidiaries are classified as partnerships for federal income tax purposes.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). While the units will not be traded on an established securities market, they could possibly be deemed to be traded on a secondary market or its equivalent due to the redemption rights enabling the limited partners to dispose of their units. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including (as may be relevant here) real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% Passive Income Exception”).

Treasury has issued regulations (the “PTP Regulations”) that provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the “Private Placement Exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act, and (ii) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (i) substantially all of the value of the owner’s interest in the flow-through entity is attributable to the flow-through entity’s interest (direct or indirect) in the partnership and (ii) a principal purpose of the use of the flow-through entity is to permit the partnership to satisfy the 100-partner limitation.

We believe that the Partnership qualified for the Private Placement Exclusion since inception and intends to continue to qualify for the Private Placement Exclusion unless it qualifies for another exception. It is possible that in the future the Partnership might not qualify for the Private Placement Exclusion.

If the Partnership is considered a publicly traded partnership under the PTP Regulations because it is deemed to have more than 100 partners, the Partnership would need to qualify under another safe harbor in the PTP Regulations or for the 90% Passive Income Exception. We believe that the Partnership will qualify for another safe harbor in the PTP Regulations or for the 90% Passive Income Exception. It is possible that in the future the Partnership might not qualify for one of these exceptions.

If, however, for any reason the Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we would not be able to qualify as a REIT. See “—Requirements for REIT Qualification—Income Tests” and “—Requirements for REIT Qualification—Asset Tests.” In addition, any change in the Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Requirements for REIT Qualification—Distribution Requirements.” Further, items of income and deduction of the Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, the Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnership and its Partners.    The partners of the Partnership are subject to taxation. The Partnership itself is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of the Partnership’s income, gains, losses, deductions and credits for any taxable year of the Partnership ending during our taxable year, without regard to whether we have received or will receive any distribution from the Partnership.

Partnership Allocations.    Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Partnership’s allocations of taxable income, gain and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury regulations promulgated thereunder.

Tax Allocations With Respect to Contributed Properties.    Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “Book-Tax Difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Partnership was formed by way of contributions of appreciated property and has received contributions of appreciated property since our formation. Consequently, the Partnership’s partnership agreement requires such allocations to be made in a manner consistent with Section 704(c) of the Code.

In general, the partners who contribute property to the Partnership will be allocated depreciation deductions for tax purposes which are lower than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets (including our properties) which have a Book-Tax Difference, all income attributable to such Book-Tax Difference will generally be allocated to the contributing partners, including us, and will generally be allocated only their share of capital gains attributable to appreciation, if any, occurring after the closing of any offering of securities hereunder. This will tend to eliminate the Book-Tax Difference over the life of the Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands the Partnership will cause us to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Requirements for REIT Qualification—Distribution Requirements.” The foregoing principles also apply in determining our earnings and profits for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had we purchased the contributed assets at their agreed values.

Treasury has issued regulations requiring partnerships to use a “reasonable method” for allocating items affected by Section 704(c) of the Code and outlining several reasonable allocation methods. The general partner of the Partnership has the discretion to determine which of the methods of accounting for Book-Tax Differences (specifically approved in the Treasury regulations) will be elected with respect to any properties contributed to the Partnership. The Partnership generally has elected to use the “traditional method with ceiling rule” for allocating Code Section 704(c) items with respect to the properties that it acquires in exchange for units. The use of this method may result in us being allocated less depreciation, and therefore more taxable income in a given year than would be the case if a different method for eliminating the Book-Tax Difference were chosen. If this occurred, a larger portion of stockholder distributions would be taxable income as opposed to the return of capital that might arise if another method were used. We have not determined which method of accounting for Book-Tax Differences will be elected for properties contributed to the Partnership in the future.

Basis in Partnership Interest.    Our adjusted tax basis in our partnership interest in the Partnership generally is equal to:

•	the amount of cash and the basis of any other property contributed by us to the Partnership;

•	increased by

•	our allocable share of the Partnership’s income, and

•	our allocable share of debt of the Partnership; and

•	reduced, but not below zero, by

•	our allocable share of the Partnership’s loss,

•	the amount of cash distributed to us, and

•	constructive distributions resulting from a reduction in our share of debt of the Partnership.

If the allocation of our distributive share of the Partnership’s loss would reduce the adjusted tax basis of our partnership interest in the Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that the Partnership’s distributions, or any decrease in our share of the debt of the Partnership (such decrease being considered a constructive cash distribution to the partners), would reduce our adjusted tax basis below zero, such distributions (including such constructive distributions) would constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as capital gain, and, if our interest in the Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

Sale of the Partnership’s Property.    Generally, any gain realized by the Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by the Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership under Section 704(c) of the Code to the extent of their “built-in gain” on those properties for federal income tax purposes. The partners’ “built-in gain” on the contributed properties sold will equal the excess of the partners’ proportionate share of the book value of those properties over the partners’ tax basis allocable to those properties at the time of the contribution. Any remaining gain recognized by the Partnership on the disposition of the contributed properties, and any gain recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by the Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “—Requirements for REIT Qualification—Income Tests.” We, however, do not presently intend to allow the Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or the Partnership’s trade or business.

PLAN OF DISTRIBUTION

We may sell securities on a negotiated or competitive bid basis to or through one or more underwriters or dealers. We may also sell securities directly to institutional investors or other purchasers or through agents. We will identify any underwriter, dealer or agent involved in the offer and sale of securities, and any applicable commissions, discounts and other items constituting compensation to such underwriters, dealers or agents, in a prospectus supplement.

We may distribute securities from time to time in one or more transactions

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Unless we say otherwise in a prospectus supplement, the obligations of any underwriters to purchase securities will be subject to certain conditions and the underwriters will be obligated to purchase all of the applicable securities if any are purchased. If a dealer is used in a sale, we may sell the securities to the dealer as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

We or our agents may solicit offers to purchase securities from time to time. Unless we say otherwise in a prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

In connection with the sale of securities, underwriters or agents may receive compensation (in the form of discounts, concessions or commissions) from us or from purchasers of securities for whom they may act as agents. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters as that term is defined in the Securities Act, and any discounts or commissions received by them from us and any profits on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any such underwriter or agent, and we will describe any such compensation we pay, in the related prospectus supplement.

Underwriters, dealers and agents may be entitled, under agreements with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

If we tell you in a prospectus supplement, we will authorize agents and underwriters to solicit offers by certain specified institutions or other persons to purchase securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Institutions with whom such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but shall in all cases be subject to our approval. Such contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the securities shall not be prohibited at the time of delivery under the laws of the jurisdiction to which the purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of such contracts.

The securities may or may not be listed on a national securities exchange or quoted in the over-the-counter market. Even if we elect to list the securities, an active trading market may not develop or last.

If underwriters or dealers are used in the sale, until the distribution of the securities is completed, SEC rules may limit the ability of any such underwriters and selling group members to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in certain transactions that stabilize the price of the securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offerings (in other words, if they sell more securities than are set forth on the cover page of the prospectus supplement) the representatives of the underwriters may reduce that short position by purchasing securities in the open market. The representatives of the underwriters may also elect to reduce any short position by exercising all or part of any over-allotment option described in the prospectus supplement. The representatives of the underwriters may also impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase securities in the open market to reduce the underwriters’ short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the securities to the extent that it discourages resales of the securities. We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, the representatives of any underwriters may determine not to engage in such transactions or that such transactions, once commenced, may be discontinued without notice.

Certain of the underwriters or agents and their associates may engage in transactions with and perform services for us or our affiliates in the ordinary course of their respective businesses.

LEGAL MATTERS

Certain legal matters in connection with any offering of securities made by this prospectus will be passed upon for us by Shaw Pittman LLP, a law partnership including professional corporations. In addition, the description of federal income tax consequences contained in this prospectus under “Federal Income Tax Consequences” is, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, the opinion of Shaw Pittman LLP.

EXPERTS

The consolidated financial statements and schedule of Saul Centers, Inc. at December 31, 2002, and for the year then ended appearing in Saul Centers, Inc. Annual Report (Form 10-K/A) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

NOTICE REGARDING ARTHUR ANDERSEN LLP

On June 21, 2002, we announced that we had appointed Ernst & Young LLP as our independent auditor for fiscal year 2002, replacing Arthur Andersen LLP. Pursuant to the Securities Act and the rules promulgated thereunder, we are required to, and have incorporated into this registration statement our Annual Report on Form 10-K for the year ended December 31, 2002. The 2002 Form 10-K contains financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002. Arthur Anderson LLP audited our financial statements as of December 31, 2001 and for each of the two years in the period ended December 31, 2001.

Section 11(a) of the Securities Act of 1933, as amended, provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to the registration statement (unless it is proved that at the time of the acquisition the person knew of the untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in the registration statement, report or valuation which purports to have been prepared or certified by the accountant.

Prior to the date of this prospectus, the Arthur Andersen LLP partners who reviewed our audited financial statements as of December 31, 2001 and for each of the two years in the period ended December 31, 2001, which are incorporated by reference herein, resigned from Arthur Andersen LLP and Arthur Andersen LLP was convicted for obstruction of justice and elected to cease practicing before the SEC in August 2002. As a result, after reasonable efforts, we have been unable to obtain Arthur Andersen LLP’s written consent to the incorporation by reference into this registration statement of its audit reports with respect to our audited financial statements as of December 31, 2001 and for each of the two years in the period ended December 31, 2001.

Under these circumstances, Rule 437a under the Securities Act permits us to file this registration statement without a written consent from Arthur Andersen LLP. Accordingly, Arthur Andersen LLP will not be liable to you under Section 11(a) of the Securities Act because it has not consented to being named as an expert in the registration statement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at:

•	Public Reference Section

Securities and Exchange Commission

Room 1200

450 Fifth Street, N.W.

Washington, D.C. 20549

Please call the SEC at (800) SEC-0330 for further information on the operating rules and procedures for the public reference room.

The SEC allows us to “incorporate by reference” the information we file with them, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of our prospectus, and all information that we will later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act (Exchange Act File No. 000-23733) from the date of the initial registration statement and prior to the effectiveness of this registration statement, and any filings made from the date of this prospectus until we sell all of the securities under this prospectus as supplemented.

•	An amendment to our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002 filed with the SEC on September 26, 2003

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003

Copies of these filings are available at no cost on our website, www.saulcenters.com. Amendments to these filings will be posted to our website as soon as reasonably practical after filing with the SEC. In addition, you may request a copy of these filings and any amendments thereto at no cost, by writing or telephoning us. Those copies will not include exhibits to those documents unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them. You may also request copies of any exhibits to the registration statement. Please direct your request to:

Mr. Scott V. Schneider

Saul Centers, Inc.

7501 Wisconsin Avenue, Suite 1500

Bethesda, Maryland 20814

(301) 986-6200

Our prospectus does not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in our prospectus and any accompanying prospectus supplement about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved. You may get copies of the exhibits by contacting the person named above.

You should rely only on the information in our prospectus, any prospectus supplement and the documents that are incorporated by reference. We have not authorized anyone else to provide you with different information. We are not offering these securities in any state where the offer is prohibited by law. You should not assume that the information in this prospectus, any prospectus supplement or any incorporated document is accurate as of any date other than the date of the document.

3,000,000 Depositary Shares

Each Representing  1/100th of a Share of

        % Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference of $25.00 per Share)

PROSPECTUS    SUPPLEMENT

FRIEDMAN BILLINGS RAMSEY

Ferris, Baker Watts

Incorporated

                    , 2003